  As filed with the Securities and Exchange Commission on May __, 1996.
                                                  Registration No. 33-31279


                      SECURITIES AND EXCHANGE COMMISSION
                            WASHINGTON, D.C. 20549
                                  __________

                              AMENDMENT NO. 1 TO
                               FORMS S-1 AND S-2

                            REGISTRATION STATEMENTS
                                     UNDER
                          THE SECURITIES ACT OF 1933

                      DAIRY MART CONVENIENCE STORES, INC.
                             AND OTHER REGISTRANTS
                    (See table of Other Registrants Below)
              (Exact name of registrant as specified in charter)

             DELAWARE                                   04-2497894
    (State or other jurisdiction of         (I.R.S. Employer Identification No.)
     incorporation or organization)
                               ONE VISION DRIVE
                          ENFIELD, CONNECTICUT 06082
                                (860) 741-4444
         (Address, including zip code, and telephone number, including area code, of registrant's principal executive offices)

   ROBERT B. STEIN, JR., CHIEF EXECUTIVE OFFICER,           COPY TO:  STANFORD N. GOLDMAN, JR., ESQUIRE
         PRESIDENT AND CHAIRMAN OF THE BOARD                             MINTZ, LEVIN, COHN, FERRIS,
         DAIRY MART CONVENIENCE STORES, INC.                               GLOVSKY AND POPEO, P.C.
                  ONE VISION DRIVE                                           ONE FINANCIAL CENTER
             ENFIELD, CONNECTICUT  06082                                        BOSTON, MA 02111
                    (860) 741-4501                                               (617) 348-1708
  (Name, address, including zip code, and telephone
            number, including area code,
               of agent for service)


          APPROXIMATE DATE OF COMMENCEMENT OF PROPOSED SALE TO THE PUBLIC: AS SOON AS PRACTICABLE AFTER THE EFFECTIVE DATE OF THIS REGISTRATION STATEMENT.

          If any of the securities being registered on this Form are to be offered on a delayed or continuous basis pursuant to Rule 415 under the Securities Act of 1933, as amended (the "1933 Act") check the following box. [X]

          If the registrant elects to deliver its latest annual report to security holders, or a complete and legible facsimile thereof, pursuant to Item 1(a)(1) of this Form, check the following box. [_]

          If this Form is filed to register additional securities for an offering pursuant to Rule 462(b) under the 1933 Act, please check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If this Form is a post-effective amendment filed pursuant to Rule 462(c) under the 1933 Act, check the following box and list the 1933 Act registration statement number of the earlier effective registration statement for the same offering. [_]

          If delivery of the prospectus is expected to be made pursuant to Rule 434, please check the following box. [_]

                        CALCULATION OF REGISTRATION FEE

==========================================================================================================================
                   TITLE OF EACH                                        PROPOSED            PROPOSED
                      CLASS OF                          AMOUNT          MAXIMUM             MAXIMUM           AMOUNT OF
                   SECURITIES TO                        TO BE        OFFERING PRICE        AGGREGATE         REGISTRATION
                   BE REGISTERED                      REGISTERED      PER UNIT (1)     OFFERING PRICE (1)        FEE
- --------------------------------------------------------------------------------------------------------------------------
10 1/4% Senior Subordinated Note Due 2004, Series B  $ 13,500,000        100%           $ 13,500,000          $ 4,655.00
- --------------------------------------------------------------------------------------------------------------------------
Guarantees of 10 1/4% Senior Subordinated Notes Due
2004, Series B......................................      (2)            (2)                 (2)                  (2)
==========================================================================================================================

(1) Estimated solely for the purpose of calculating the Registration Fee.
(2) No additional consideration for the Guarantees will be paid by the purchasers of the Series B Notes. Pursuant to Rule 457(n) under the 1933 Act, no separate fee is payable for the Guarantees.
                             ____________________

          THE REGISTRANT HEREBY AMENDS THIS REGISTRATION STATEMENT ON SUCH DATE OR DATES AS MAY BE NECESSARY TO DELAY ITS EFFECTIVE DATE UNTIL THE REGISTRANT SHALL FILE A FURTHER AMENDMENT WHICH SPECIFICALLY STATES THIS REGISTRATION STATEMENT SHALL THEREAFTER BECOME EFFECTIVE IN ACCORDANCE WITH SECTION 8(A) OF THE 1933 ACT OR UNTIL THE REGISTRATION STATEMENT SHALL BECOME EFFECTIVE ON SUCH DATE AS THE COMMISSION, ACTING PURSUANT TO SAID SECTION 8(A), MAY DETERMINE.

                               OTHER REGISTRANTS

      EXACT NAME OF                                  STATE OF               I.R.S.
      REGISTRANT AS                             OTHER JURISDICTION         EMPLOYER
    SPECIFIED IN ITS                             OF INCORPORATION       IDENTIFICATION
         CHARTER                                  OR ORGANIZATION           NUMBER
Dairy Mart East, Inc.                              Rhode Island           04-2741427
Dairy Mart Farms, Inc.                              Connecticut           06-0937127
Dairy Mart, Inc.                                   Massachusetts          04-2235065
CONNA Corporation                                    Kentucky             61-0960167
The Lawson Company                                   Delaware             36-2998715
D.M. Insurance Limited                                Bermuda             98-0122232
LMC, Inc.                                              Ohio               34-1225236
SNG of Southern Minnesota, Inc.                        Ohio               31-0744171
The Lawson Milk Company                                Ohio               34-0352180
Golden Stores, Inc.                                    Ohio               34-1256236
Lakeside Wholesale, Inc.                               Ohio               34-1338109
Quick Shops, Inc.                                      Ohio               34-1126799
Open Pantry Properties, Inc.                           Ohio               34-0898645
Remote Services, Inc.                                Kentucky             61-0667027
Convenient Industries of America, Inc.               Kentucky             61-0567766
Oscar Ewing, Inc.                                    Kentucky             61-0187240
Convenient Gasoline, Inc.                            New York             61-0667027
CIA Food Marts, Inc.                                 New York             62-0941344
Food Merchandisers, Incorporated                  North Carolina          56-0889198
Dairy Mart Convenience Stores of Ohio, Inc.            Ohio               34-1606435

                      DAIRY MART CONVENIENCE STORES, INC.

            CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-2

       Form S-2 Item and Caption              Location in Prospectus
       -------------------------              ----------------------
1.   Forepart of the Registration
     Statement and Outside Front Cover      Outside Front Cover Page
     Page of Prospectus
2.   Inside Front and Outside Back
     Cover Pages of Prospectus..........    Inside Front and Outside Back Cover
                                            Pages; Available Information;
                                            Documents Incorporated by Reference
3.   Summary Information, Risk Factors
     and Ratio of Earnings to Fixed         Risk Factors: The Company; Ratio of
     Charges                                Earnings to Fixed Changes

4.   Use of Proceeds....................    Not Applicable
5.   Determination of Offering Price....    Not Applicable
6.   Dilution...........................    Not Applicable
7.   Selling Security Holders...........    Selling Noteholders
8.   Plan of Distribution...............    Plan of Distribution
9.   Description of Securities to be
     Registered.........................    Description of the Series B Notes
10.  Interests of Named Experts and
     Counsel............................    Certain Legal Matters; Experts
11.  Information with Respect to the
     Registrant.........................    Documents Incorporated by Reference
12.  Incorporation of Certain
     Information by Reference...........    Documents Incorporated by Reference
13.  Disclosure of Commission
     Position on Indemnification for
     Securities Act Liabilities.........    Not Applicable

            CROSS-REFERENCE SHEET SHOWING LOCATION IN PROSPECTUS OF
              INFORMATION REQUIRED BY ITEMS OF PART I OF FORM S-1

       Form S-1 Item and Caption              Location in Prospectus
       -------------------------              ----------------------
1.   Forepart of the Registration Statement
     and Outside Front Cover Page of
     Prospectus............................   Not Applicable
2.   Inside Front and Outside Back Cover
     Pages of Prospectus...................   Not Applicable
3.   Summary Information, Risk Factors and
     Ratio or Earnings to Fixed Charges....   Not Applicable
4.   Use of Proceeds.......................   Not Applicable
5.   Determination of Offering Price.......   Not Applicable
6.   Dilution..............................   Not Applicable
7.   Selling Security Holders..............   Not Applicable
8.   Plan of Distribution..................   Not Applicable
9.   Description of Securities to be
     Registered............................   Not Applicable
10.  Interests of Named Experts and Counsel
11.  Information with Respect to the
     Registrant............................   Business of Guarantors
12.  Disclosure of Commission Position on
     Identification for Securities Act
     Liabilities...........................   Not Applicable

                                  PROSPECTUS
                      DAIRY MART CONVENIENCE STORES, INC.
                         $13,500,000 PRINCIPAL AMOUNT
              10 1/4 SENIOR SUBORDINATED NOTES DUE 2004, SERIES B
                                ______________
     The $13,500,000 aggregate principal amount of 10 1/4% Senior Subordinated Notes due 2004, Series B (the "Series B Notes") of Dairy Mart Convenience Stores, Inc., a Delaware corporation (the "Company" or "Dairy Mart"), offered hereby are being sold by the selling noteholders identified herein (the "Selling Noteholders"). The Series B Notes bear interest at the rate of 10 1/4% per annum, payable semi-annually on March 15 and September 15 of each year, commencing March 15, 1996. The Series B Notes, along with the Company's $75,000,000 principal amount 10 1/4% Senior Subordinated Notes due 2004, Series A (the "Series A Notes," and together with the Series B Notes, sometimes collectively the "Notes"), are redeemable at the option of the Company, in whole or in part, at any time on or after March 15, 1999 at the redemption prices set forth herein, plus accrued and unpaid interest, if any, to the date of redemption. In addition, the Company, at its option, may, until March 3, 1997, use the Net Proceeds received by the Company from a Public Equity Offering to redeem up to $20,000,000 aggregate principal amount of the Notes, allocated between the Series A Notes and the Series B Notes on a pro rata basis in respect of the aggregate outstanding principal amount of each such series, at 110% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of redemption. Upon a Change of Control of the Company, each holder of Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a purchase price equal to 101% of the principal amount thereof, plus accrued and unpaid interest, if any, to the date of repurchase.

     The Series B Notes, along with the Series A Notes, are subordinated to all Senior Indebtedness of the Company. The Notes are unconditionally guaranteed (the "Guarantee") by substantially all of the subsidiaries of the Company (the "Guarantors"), and the Guarantee of a Guarantor will be subordinated to all Guarantor Senior Indebtedness. At February 3, 1996 the aggregate amount of Senior Indebtedness and Guarantor Senior Indebtedness was approximately $9.8 million. The Company may not incur any indebtedness that is senior to the Notes and subordinated to Senior Indebtedness, and no Guarantor may incur any indebtedness that is senior to its Guarantee and subordinated to senior indebtedness of such Guarantor. See "Description of the Series B Notes."

     Offers and sales of the Series B Notes by the Selling Noteholders may be made on one or more exchanges, subject to applicable listing requirements, in the over-the-counter market, or otherwise, at prices and on terms then prevailing, or at prices related to the then-current market price, or in negotiated transactions, or by underwriters pursuant to an underwriting agreement in customary form, or in a combination of any such methods of sale. The Selling Noteholders may also sell such securities in accordance with Rule 144 under the Securities Act of 1933, as amended (the "1933 Act"). The Selling Noteholders are identified and certain information with respect to them is provided under the caption "Selling Noteholders" herein, to which reference is made. The expenses of the registration of the Series B Notes offered hereby, including fees of counsel for the Company, and one counsel for the Selling Noteholders, will be paid by the Company. The following expenses will be borne by the Selling Noteholders: underwriting discounts and selling commissions, if any, and the fee of additional legal counsel, if any, for the Selling Noteholders. The filing by the Company of this Prospectus in accordance with the requirements of Form S-2 is not an admission that any person whose shares are included herein is an "affiliate" of the Company.

     The Selling Noteholders have advised the Company that they have not engaged any person as an underwriter or selling agent for any of such shares, but they may in the future elect to do so, and they will be responsible for paying such a person or persons customary compensation for so acting. The Selling Noteholders and any broker executing selling orders on behalf of any Selling Noteholders may be deemed to be "underwriters" within the meaning of the 1933 Act, in which event commissions received by any such broker may be deemed to be underwriting commissions under the 1933 Act. The Company will not receive any of the proceeds from the sale of the securities offered hereby. The Series B Notes are not listed, nor does the Company intend to list them, on Nasdaq or any national securities exchange.
                             ____________________

     THE SERIES B NOTES OFFERED HEREBY INVOLVE A HIGH DEGREE OF RISK. SEE "RISK FACTORS" ON PAGE 3 OF THIS PROSPECTUS.

      THESE SECURITIES HAVE NOT BEEN APPROVED OR DISAPPROVED BY THE SECURITIES AND EXCHANGE COMMISSION, OR ANY STATE SECURITIES COMMISSION, NOR HAS THE COMMISSION, OR ANY STATE SECURITIES COMMISSION, PASSED UPON THE ACCURACY OR ADEQUACY OF THIS PROSPECTUS. ANY REPRESENTATION TO THE CONTRARY IS A CRIMINAL OFFENSE.

               The date of this Prospectus is ____________, 1996

                         FOR CALIFORNIA RESIDENTS ONLY

     WITH RESPECT TO SALES OF THE SECURITIES BEING OFFERED HEREBY TO CALIFORNIA RESIDENTS, SUCH SECURITIES MAY BE SOLD ONLY TO (1) "ACCREDITED INVESTORS" WITHIN THE MEANING OF REGULATION D UNDER THE 1933 ACT, (2) BANKS, SAVINGS AND LOAN ASSOCIATIONS, TRUST COMPANIES, INSURANCE COMPANIES, INVESTMENT COMPANIES REGISTERED UNDER THE INVESTMENT COMPANY ACT OF 1940, PENSION AND PROFIT SHARING TRUSTS, CORPORATIONS OR OTHER ENTITIES WHICH, TOGETHER WITH THE CORPORATION'S OR OTHER ENTITY'S AFFILIATES, HAVE A NET WORTH ON A CONSOLIDATED BASIS ACCORDING TO THEIR MOST RECENT REGULARLY PREPARED FINANCIAL STATEMENTS (WHICH SHALL HAVE BEEN REVIEWED, BUT NOT NECESSARILY AUDITED, BY OUTSIDE ACCOUNTANTS) OF NOT LESS THAN $14,000,000 AND SUBSIDIARIES OF THE FOREGOING, (3) ANY CORPORATION, PARTNERSHIP OR ORGANIZATION (OTHER THAN A CORPORATION, PARTNERSHIP OR ORGANIZATION FORMED FOR THE SOLE PURPOSE OF PURCHASING THE SECURITIES OFFERED HEREBY) WHO PURCHASES AT LEAST $1,000,000 AGGREGATE AMOUNT OF THE SECURITIES OFFERED HEREBY, (4) ANY NATURAL PERSON WHO (A) HAS INCOME OF $65,000 AND A NET WORTH OF $250,000, OR (B) HAS A NET WORTH OF $500,000 (IN EACH CASE, EXCLUDING HOME, HOME FURNISHINGS AND PERSONAL AUTOMOBILES), OR (5) ANY "QUALIFIED INSTITUTIONAL BUYER" AS DEFINED UNDER RULE 144A OF THE 1933 ACT.

                             AVAILABLE INFORMATION

     The Company is subject to certain informational reporting requirements of the Securities Exchange Act of 1934, as amended (the "1934 Act"), and in accordance therewith files reports, proxy statements and other information with the Securities and Exchange Commission (the "Commission"). These reports, proxy statements and other information can be inspected and copied at the public reference facilities maintained by the Commission at Room 1024 of the Commission's office at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549, and at its regional offices located at 7 World Trade Center, Suite 1300, New York, NY 10048 and Citicorp Center, 500 West Madison Street, Suite 1400, Chicago, IL 60661. Copies of such reports, proxy statements and other information can be obtained from the Public Reference Section of the Commission at 450 Fifth Street, N.W., Judiciary Plaza, Washington, DC 20549 at prescribed rates. Additional updating information with respect to the securities covered herein may be provided in the future to purchasers by means of appendices to this Prospectus.

     The Company has filed with the Commission in Washington, DC a registration statement (herein, together with all amendments and exhibits, referred to as the "Registration Statement") under the 1933 Act with respect to the securities offered or to be offered hereby. This Prospectus does not contain all of the information included in the Registration Statement, certain items of which are omitted in accordance with the rules and regulations of the Commission. For further information about the Company and the securities offered hereby, reference is made to the Registration Statement and the exhibits thereto.

     The Company will provide without charge to each person to whom this Prospectus is delivered, on the written or oral request of such person, a copy of any document incorporated herein by reference, excluding exhibits. Requests should be made to Dairy Mart Convenience Stores, Inc., One Vision Drive, Enfield, Connecticut 06082, telephone (860) 741-4444, Attention: Investor Relations.

     While the Series B Notes are outstanding, upon written request, the Company will furnish holders of the Series B Notes with annual reports containing audited consolidated financial statements and quarterly reports containing unaudited interim consolidated financial information.

                                 RISK FACTORS

     An investment in the shares being offered by this Prospectus involves a high degree of risk. In addition to the other information contained in this Prospectus or incorporated herein by reference, prospective investors should carefully consider the following risk factors before purchasing the shares offered hereby. This Prospectus contains forward-looking statements which involve risks and uncertainties. The Company's actual results may differ significantly from the results discussed in the forward-looking statements. Factors that might cause such a difference include, but are not limited to, the Risk Factors discussed below.

LEVERAGE; DEBT SERVICE

     At February 3, 1996, the Company had consolidated long-term indebtedness of approximately $99.5 million and a ratio of consolidated indebtedness to total stockholders' equity of 10.8 to 1. This substantial degree of leverage may have adverse consequences on the Company including: (i) impairment of the Company's ability to obtain additional financing in the future for working capital, capital expenditures or other purposes; (ii) required use of a substantial portion of the Company's cash flow from operations to make interest and principal payments; (iii) an adverse effect on the Company's ability to compete with other businesses that may be less leveraged; and (iv) the Company's increased vulnerability in the event of a downturn in its businesses.

     The Credit Agreement contains numerous financial and operating covenants and requires periodic repayments of amounts borrowed thereunder. As of February 3, 1996, the Company had no outstanding revolving credit loans but had outstanding letters of credit in the amount of $13.8 million. There can be no assurance that the Company will be able to maintain compliance with the financial covenants that are contained in the Credit Agreement. Failure to meet such financial tests or other covenants would result in a default thereunder. The Company expects to generate sufficient cash flow from operations to meet all of its principal and interest obligations on its and its subsidiaries' indebtedness, including indebtedness under the Notes and the Credit Agreement, if any. However, the Company's ability to satisfy principal and interest obligations under the Notes and the Credit Agreement will depend upon dividends and other intercompany transfers from its subsidiaries, and will be subject to the successful implementation of the Company's business strategy and financial, business and other factors affecting the business and operations of the Company and its subsidiaries, including factors beyond their control, such as prevailing economic conditions. Based upon the Company's consolidated long-term indebtedness as of February 3, 1996 principal and interest payments required for such indebtedness for fiscal 1997 will amount to approximately $11.5 million.

NET LOSSES

     The Company has incurred substantial net losses in three of its last four fiscal years. For the fiscal years ended February 3, 1996, January 28, 1995 and January 30, 1993, the Company experienced net losses of $6,000,000, $11,150,000 and $6,850,000, respectively, primarily reflecting nonrecurring charges incurred during such fiscal periods. In fiscal 1994, the Company had net income of $866,000. There can be no assurance that the Company will not experience annual net losses in the future.

SUBORDINATION; ENFORCEABILITY OF GUARANTEES

     As the Series B Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness, payment of the principal of, premium, if any, and interest on the Series B Notes will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, including any interest accruing on such Senior Indebtedness subsequent to the commencement of a bankruptcy, insolvency or similar proceeding. See "Description of the Notes - Subordination." The holders of Senior Indebtedness under the Credit Agreement have been granted security interests in and liens upon (i) all of the issued and outstanding shares of capital stock, and (ii) all of the assets of substantially all of the subsidiaries of the Company, each of which is a Guarantor.

     All payments pursuant to the Guarantees are subordinated in right of payment to the prior payment in full of all Guarantor Senior Indebtedness (including the guarantees by the Guarantors of the obligations of the Company under the Credit Agreement) to the same extent and manner that all payments pursuant to the Series B Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company. As of February 3, 1996, the aggregate amount of Senior indebtedness and Guarantor Senior Indebtedness was approximately $9.8 million. See "Description of the Series B Notes - Subordination - Guarantees." The Guarantees may be limited or eliminated entirely if creditors seek to have the Guarantees declared invalid and unenforceable and the payments thereunder declared voidable. These creditors could attempt to assert, among other things, that the Guarantees constitute a fraudulent conveyance under state law and/or the federal Bankruptcy Code. In the event that the Guarantees are not enforceable, the holders of the Series B Notes and the Series A Notes would have no right to participate as creditors in the assets of the Guarantors upon their liquidation or reorganization, except to the extent that the Company may itself be a creditor with recognized claims against the Guarantors. In addition, holders of certain outstanding Guarantor Senior Indebtedness and certain other creditors have been granted security interests in and liens upon certain equipment, real property and fixtures of subsidiaries of the Company, including certain Guarantors. In addition, the Company's ability to effect any required repurchases of Notes upon the occurrence of a Change of Control or with Excess Proceeds (as defined) from certain asset dispositions may be limited by the terms and conditions of instruments governing Senior Indebtedness and by the subordination provisions of the Indenture.

MANAGEMENT CONTROL OF THE COMPANY

      DM Associates Limited Partnership ("DM Associates") owns 1,858,743 shares of the Company's Class B Common Stock. Five of the Company's seven directors are currently elected by the holders of the Company's Class B Common Stock. The remaining two directors are elected by the holders of the Company's Class A Common Stock. The Company's management, Robert B. Stein, Jr. and Gregory G. Landry, through their control of the general partner of DM Associates, is entitled to vote not less than 40.9% of the Company's Class B Common Stock. Such 40.9% of the Company's Class B Common Stock constitutes 37.1% of the total voting power of both classes of Common Stock. The limited partnership agreement for DM Associates, however, also requires that the general partner of DM Associates consult with a certain limited partner of DM Associates before voting any shares at a meeting of the Company's shareholders or exercising any consensual rights of such shares. If such general partner votes or exercises consensual rights of such shares in a manner in which such limited partner does not agree, the limited partner may dissolve DM Associates. Further, the limited partnership agreement provides that DM Associates will cease to exist as of September 13,1997.

CHANGE OF CONTROL

     Pursuant to the Indenture each holder of Series B and Series A Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a repurchase price equal to 101% of the current principal amount plus accrued interest to the date of repurchase, in the event of the occurence of a Change of Control as defined in the Indenture. Under the Indenture a Change of Control will occur if: (i) any person or group becomes the beneficial owner of more than 50% of the voting power of the capital stock of the Company; (ii) during any two year period the persons serving as members of the Board of Directors at the beginning of said period cease to comprise a majority of the Board of Directors, (iii) the Company sells or transfers substantially all of the assets of the Company; (iv) acceleration of indebtedness under the Credit Agreement occurs as a result of a change in the beneficial ownership of the capital stock of the Company; or (v) the Company consolidates or merges with another corporation. The Indenture provides that for purpose of determining a Change of Control pursuant to (i) above, prior to September 13, 1997, none of DM Associates, any of its general partners or any of the general partners of said general partners shall be deemed to be a group or person beneficially owning more than 50% of the voting power of the Company by virtue of such entity's ownership of 1,858,743 shares of Class B Common Stock, which currently constitutes 66.8% of the issued and outstanding shares of Class B Common Stock and 60.7% of the total voting power of the Company. As noted in "Management Control of the Company" DM Associates will cease to exist as of September 13, 1997. As noted in "Litigation" below, it is possible that as a result of litigation certain voting rights with respect to shares held by DM Associates will vest with the Company. In such event it is possible such vesting would constitute a Change of Control. If a Change of Control were to occur, the Company may be unable to redeem the Notes or to pay principal and interest due under the Notes.

 ENVIRONMENTAL COMPLIANCE

     The Company incurs ongoing costs to comply with federal, state and local environmental laws and regulations, particularly the comprehensive regulatory programs governing underground storage tanks ("USTs") used in the Company's gasoline operations. In addition, in the ordinary course of business, the Company periodically detects releases of gasoline or other regulated substances from USTs it owns or operates. In the past three fiscal years ended February
3, 1996 the Company recorded expenses which averaged approximately $1.0 million annually, net of reimbursements from state trust fund programs, for assessment and remediation activities in connection with releases into the environment of regulated substances from USTs at the Company's current or former gasoline facilities. The Company accrues its estimates of all costs to be incurred for assessment and
                                       4
remediation for releases at the time they become known. These accruals are adjusted if and when new information becomes known. Due to the nature of such releases, the actual costs incurred may vary from these estimates, and the ongoing costs of assessment and remediation activities may vary significantly from year to year.

     In addition, federal and state regulatory programs mandate that all existing USTs be upgraded or replaced by December 22, 1998 to meet certain environmental protection requirements. The Company presently estimates that in addition to the Company's assessment and remediation costs discussed above, it will make aggregate capital expenditures ranging from approximately $10.0 million to $12.0 million over the next three fiscal years to comply with upgrading and other UST regulatory requirements. The actual costs incurred may vary substantially from these estimates.

STORE EXPANSION

     A major component in the Company's growth strategy is to continue to build new stores and increase its level of gasoline sales. The opening of new stores will be dependent upon a number of factors, including general economic conditions, anticipated competition in the Company's markets, the availability of desirable locations, the ability to negotiate and enter into lease, development or acquisition agreements on acceptable terms and the availability of financing. The Company's experience has been that new stores contribute positively to operating income after their first year of operation. There can be no assurance that the Company will be able to open, operate or acquire new stores on a timely or profitable basis in accordance with the Company's current plans. The Company currently plans to open 18 stores and close 30 stores during fiscal 1997.

COMPETITION

     The convenience store and retail gasoline industries are highly competitive. The number and type of competitors vary by location. The Company presently competes with other convenience stores, large integrated gasoline service station operators, super market chains, neighborhood grocery stores, independent gasoline service stations, fast food operations and other similar retail outlets, some of which are well-recognized national or regional retail chains. Some of the Company's competitors have greater financial resources than the Company. Key competitive factors include, among others, location, ease of access, store management, product selection, pricing, hours of operation, store safety, cleanliness, product promotions and marketing.

     Gasoline sales are very competitive. The Company competes with both independent and national brand gasoline stations. Gasoline profit margins have a significant impact on the Company's earnings. These profit margins are often influenced by factors beyond the Company's control, such as volatility in the wholesale gasoline market, and are continually influenced by competition in each local market area.

EFFECT OF WEATHER ON BUSINESS

     The Company believes that weather conditions have a significant effect on its sales, as convenience store customers are more likely to go to stores to purchase convenience goods and services, particularly higher profit margin items such as fast food items, fountain drinks and other beverages, when weather conditions are favorable. Accordingly, the Company's stores generally experience significantly higher revenues and profit margins during the warmer weather months, which fall within the Company's second and third fiscal quarters. If weather conditions are not favorable in the second and third fiscal quarters, the Company's performance may be adversely affected.

GOVERNMENT REGULATION AND POTENTIAL LEGISLATION

     The Company is subject to numerous federal, state and local laws, regulations and ordinances. In addition, various federal, state and local legislative and regulatory proposals are made from time to time to, among other things, increase the minimum wage payable to employees, and increase taxes on, and regulation of, the retail sale of certain products, such as tobacco products and alcoholic beverages. Changes to such laws, regulations or ordinances may adversely affect the Company's performance by increasing the Company's costs or affecting its sales of certain products. To the best of the Company's knowledge it is currently in material compliance with the federal, state and local laws, regulations and ordinances.

NO PRIOR MARKET FOR THE SERIES B NOTES

     The Company does not intend to apply for the listing of the Series B Notes on any securities exchange or on the National Association of Securities Dealers Automated Quotation System and it is not anticipated that an active trading market will develop for the Series B Notes. Accordingly, the purchasers of the Series B Notes may not be readily able to liquidate their investments. If a public trading market develops for the Series B Notes, future trading prices of such securities will depend on many factors, including, among other things, prevailing interest rates, the Company's results of operations and the market for similar securities. Depending on these and other factors, including the financial condition of the Company, the Series B Notes may trade at a discount from their principal amount.

LITIGATION

     The Company is currently involved in two derivative lawsuits in which the plaintiffs allege, among other things, that in connection with the Nirenberg Transaction the Board of Directors violated their fiduciary duty to the Company and its stockholders, violated provisions of Delaware corporate law and wasted corporate assets. The plaintiffs seek, among other things, a declaration that the current structure of the general partner of DM Associates is invalid and that certain voting rights with respect to the Class B Common Stock held by DM Associates should be vested in the Company. Although the Company is contesting these claims, if the Company became a general partner of DM Associates, a Change of Control of the Company could result. In addition, if a plaintiff pursues this claim, management of the Company could be forced to commit time and resources to the defense of this action. There can be no assurance that this claim will not have a material adverse effect on the Company's business, operating results and financial condition. This litigation is in its preliminary stage and the Company is not able to determine at that time what the results of such litigation might be.


                                  THE COMPANY

     Dairy Mart was founded in 1957 and operates one of the nation's largest convenience store chains. As of the fiscal year ended February 3, 1996, the Company operated or franchised approximately 877 stores under the "Dairy Mart" name in 11 states located in the Northeast, Midwest and Southeast, of which 376 stores sold gasoline and 290 stores were franchised.

     Dairy Mart stores offer a wide range of products and services which cater to the convenience needs of its customers, including milk, ice cream, groceries, beverages, snack foods, candy, deli products, publications, health and beauty aids, tobacco products, lottery tickets and money orders. The stores are typically located in densely populated, suburban areas on sites which are easily accessible to customers and provide ample parking. Dairy Mart stores are generally free standing structures which are well-lit and are designed to encourage customers to purchase high profit margin products, such as deli items, coffee, fountain drinks and other fast food items.

     The Company is incorporated in Delaware and maintains its principal executive offices at One Vision Drive, Enfield, Connecticut 06082. The Company's telephone number is (860) 741-4444.

                      RATIO OF EARNINGS TO FIXED CHARGES

The following table sets forth the ratio of earnings to fixed charges for the periods indicated.



                                              FISCAL YEAR ENDED
                                ----------------------------------------------

                                 FEB. 1,  JAN. 30,  JAN. 29,  JAN. 28,  FEB. 3,
                                  1992      1993      1994      1995     1996
                                 -------  --------   -------  --------  -------

       Ratio of earnings
         to fixed charges(1)      1.51x     (2)       1.24x     (2)      0.39x     (2)

___________________________________
(1) For the purpose of determining the ratio of earnings to fixed charges: (i) earnings consist of income (loss) before income taxes plus fixed charges, excluding capitalized interest; and (ii) fixed charges consist of interest expense, capitalized interest and the portion of rental expense that management deems to be representative of the interest factor.

(2) The Company's earnings were inadequate to cover fixed charges by $5,051,000, $17,394,000, and $9,289,000 for the fiscal years ended January
     30, 1993, January 28, 1995, and February 3, 1996 respectively.


                              SELLING NOTEHOLDERS

     The following table sets forth information with respect to the beneficial ownership of the Series B Notes as of May 1, 1996 by each Selling
Noteholder. None of the Selling Noteholders has had a material relationship with the Company within the past three years other than as a result of the ownership of the Notes and the Class A Common Stock Purchase Warrants (the "Warrants) issued in connection with the Notes and the Nirenberg Transaction.


                                                                                       PERCENT OF
                                             PRINCIPAL AMOUNT                        SERIES B NOTES
NOTEHOLDER                                   OF SERIES B NOTES                       OUTSTANDING (1)
- ----------                                   -----------------                       ---------------

IDS Extra Income Fund, Inc.                     $ 2,000,000                               14.8%
SunAmerican Life Insurance Company                3,000,000                               22.2
Triumph Connecticut Limited Partnership           8,500,000                               63.0

                 Total                          $13,500,000                                100%

     The Selling Noteholders may offer all or part of the Series B Notes that they hold pursuant to the offering contemplated by this Prospectus. Therefore, no estimate can be given as to the amount of Series B Notes that will be held by the Selling Noteholders upon completion of such offering.

___________________________________
(1)  Percent of class rounded to nearest one-tenth of one percent.

                             PLAN OF DISTRIBUTION

     The Series B Notes offered hereby may be offered and sold from time to time by the Selling Noteholders, or by pledgees, donees, transferees or other successors in interest. Such offers and sales may be made from time to time on one or more exchanges, subject to applicable listing requirements, or in the over-the-counter market, or otherwise, at prices and on terms then prevailing or at prices related to the then-current market price, or in negotiated transactions. The Series B Notes may be sold by one or more of the following:
(a) a block trade in which the broker or dealer so engaged will attempt to sell such securities as agent but may position and resell a portion of the block as principal to facilitate the transaction; (b) purchases by a broker or dealer as principal and resale by such broker or dealer for its account; (c) an exchange distribution in accordance with the rules of such exchange; (d) ordinary brokerage transactions and transactions in which the broker solicits purchasers;
(e) privately negotiated transactions; and (f) a combination of any such methods of sale. In effecting sales, brokers or dealers engaged by the Selling Noteholders may arrange for other brokers or dealers to participate. Brokers or dealers may receive commissions or discounts from Selling Noteholders or from the purchasers in amounts to be negotiated immediately prior to the sale. The Selling Noteholders may also sell such securities in accordance with Rule 144 under the 1933 Act.

     The Company has agreed to use its best efforts to maintain the effectiveness of the registration of the Series B Notes being offered hereunder for a period of at least three years or such shorter period which will terminate when all of the Series B Notes offered hereby have been sold hereunder.

     The Selling Noteholders and any brokers participating in such sales may be deemed to be underwriters within the meaning of the 1933 Act. There can be no assurance that the Selling Noteholders will sell any or all of the Series B Notes offered hereunder.

     All proceeds from any such sales will be the property of the Selling Noteholders, who will bear the expense of underwriting discounts and selling commissions, if any.

                            BUSINESS OF GUARANTORS

     All of the Guarantors are, directly or indirectly, wholly owned subsidiaries of the Company and are engaged in the business of the Company.

     The following sets forth a description of the business of each of the Guarantors.

     Dairy Mart Inc., The Lawson Company and Convenient Industries of America, Inc., are the three primary operating subsidiaries of the Company, covering the Northeast, Midwest and Southeast regions, respectively, of the United States in which the Company is located. Such companies operate the Company stores and provide franchisor services for franchised stores in such regions. Accordingly, such Companies hold leases for stores, hold real property primarily related to stores, hold liquor permits, own equipment and are parties to and perform under supply contracts and franchise agreements. CIA Food Marts, Inc., and Food Merchandisers, Inc., perform essentially the same functions in New York and North Carolina, respectively.

     Dairy Mart East Inc., CONNA Corporation, The Lawson Milk Company, Quick Shops Inc., and Open Pantry Properties, Inc., are all companies formed to acquire or were acquired in connection with the acquisition of other convenience store chains. Such companies generally also hold leases for stores, own real property primarily related to stores, hold liquor permits, own equipment and/or are parties to and perform under certain supply and franchise agreements to varying extents. Over time the Company is seeking to transfer such functions to its operating companies as obligations are renewed, so that such functions are decreasing for such companies.

     Remote Services, Inc. is the gasoline operating subsidiary for the Company. It owns a substantial amount of gasoline storage and distribution equipment, along with inventory. Convenient Gasoline Inc. owns limited gasoline equipment and has certain gasoline supply contracts in New York.

     D.M. Insurance Limited is a captive insurance company which is currently inactive.

     Certain other Guarantors merely hold certain limited assets, Dairy Mart farms, Inc. owns real estate comprising the closed dairy facility in Enfield, CT., LMC Inc., Golden Stores, Inc. and Lakeside Wholesale, Inc. hold liquor permits. SNG of Southern Minnesota, Inc. holds one lease for stores. Dairy Mart Convenience Stores of Ohio, Inc. holds the Company's name in Ohio.

     Oscar Ewing, Inc. is closed and owns no assets.

     Jackson City Grocery Company, Inc. and Greenwell Grocery Company, Inc. have been merged into Convenient Industries of America, Inc.

                       DESCRIPTION OF THE SERIES B NOTES

     The Series B Notes were issued under the Amended and Restated Indenture, dated as of December 1, 1995 (the "Indenture"), among the Company, each of the Guarantors and First Bank National Trustee, as trustee (the "Trustee"), a copy of the form of which is filed as an exhibit to the Registration Statement of which this Prospectus is a part. The Series A Notes were also issued and are subject to the Indenture. The following summary, which describes certain provisions of the Indenture and the Series B Notes, does not purport to be complete and is subject to, and is qualified in its entirety by reference to, the Trust Indenture Act of 1939, as amended (the "TIA"), and all of the provisions of the Indenture and the Notes, including the definitions therein of terms not defined in this Prospectus and those terms made a part of the Indenture by reference to the TIA as in effect on the date of the Indenture. Certain capitalized terms used below and in the Indenture are defined under "Certain Definitions" below, unless otherwise noted. References below to Sections refer to Sections of the Indenture.

     The Series B Notes, along with the Series A Notes, are general unsecured senior subordinated obligations of the Company, subordinate in right of payment to all Senior Indebtedness of the Company, senior in right of payment to all Subordinated Indebtedness of the Company and pari passu in right of payment to all senior subordinated indebtedness of the Company. As described below under "Guarantees," the Series B Notes are guaranteed, on a senior subordinated basis, by each of the Guarantors. The Guarantee of each Guarantor is general unsecured senior subordinated obligations of such respective Guarantor, subordinate in right of payment to all Guarantor Senior Indebtedness of such Guarantor, senior in right of payment to all Guarantor Subordinated Indebtedness of such Guarantor and pari passu in right of payment to all senior subordinated indebtedness of such Guarantor.

GENERAL

     The Series B Notes are limited in aggregate principal amount of $13,500,000 and will mature on March 15, 2004. The Series B Notes bear interest at the rate per annum stated on the cover page hereof from December 1, 1995, payable semi-annually in arrears on March 15 and September 15 of each year, commencing March 15, 1996, to the persons who are registered holders thereof at the close of business on the March 1 or September 1 immediately preceding such interest payment date.

     Interest on the Series B Notes is computed on the basis of a 360-day year of twelve 30-day months. Principal of, premium, if any, and interest on the Series B Notes is payable at the office of the Trustee, but, at the option of the Company, interest may be paid by check mailed to the registered holders at their registered addresses. The Notes are transferable and exchangeable at the office of the Trustee and are issued in fully registered form, without coupons, in denominations of $1,000 and any integral multiple thereof.

REDEMPTION

     Optional Redemption. Except as provided in the next succeeding paragraph in connection with a Public Equity Offering, the Series B Notes and the Series A Notes may not be redeemed at the option of the Company prior to March 15, 1999. On or after such date, the Series B Notes, along with the Series A Notes, may be redeemed at the option of the Company, in whole, or from time to time in part, at the following redemption prices (expressed in percentages of the principal amount), plus accrued interest to the date of redemption, if redeemed during the twelve-month period beginning March 15 of the years indicated below. (Section 4.1)

                      YEAR                    PERCENTAGE
                      ----                    ----------
                      1999..................    104.750
                      2000..................    103.125
                      2001..................    101.500
                      2002 and thereafter       100.000

     In addition to the optional redemption of the Series B Notes and the Series A Notes in accordance with the provisions of the preceding paragraph, up to $20 million aggregate principal amount of the Series B Notes, along with the Series A Notes, allocated between the Series A and Series B Notes on a pro rata basis in respect of the aggregate outstanding principal amount of each such series, are redeemable, at the option of the Company in whole or in part, with the Net Proceeds of a Public Equity Offering, at a redemption price equal to 110% of the principal amount of the Notes to be redeemed, plus accrued and unpaid interest to the date of redemption; provided, however, that no such optional redemption may be effected on or after March 3, 1997. (Section 4.2) The Credit Agreement restricts the Company's ability to redeem the Notes as described above.

CHANGE OF CONTROL

     At such time as any of the following events has occurred, each of which is deemed to be a "Change of Control" under the Indenture, each holder of the Series B Notes and Series A Notes will have the right to require the Company to repurchase all or any part of such holder's Notes at a repurchase price equal to 101% of the principal amount thereof plus accrued interest to the date of repurchase: (i) any "person" or "group" (as such terms are used in Section 13(d) and 14(d) of the 1934 Act), is or becomes the beneficial owner, directly or indirectly, of more than 50% of the total voting power of the Voting Stock of the Company; (ii) during any period of two consecutive years, individuals who at the beginning of such period constituted the Board of Directors of the Company (together with any new directors whose election by such Board of Directors or whose nomination for election by the shareholders of the Company was approved by the Directors then still in office who either were Directors at the beginning of such period or whose election or nomination for Director was previously so approved)
cease for any reason to constitute a majority of the Board of Directors of the Company then in office; (iii) the direct or indirect, sale, lease, exchange or other transfer of all or substantially all of the assets of the Company to any "person" (as such term is used in Section 13(d) or 14(d) of the 1934 Act), provided that the foregoing shall not apply to the granting of Liens on such assets to the extent permitted by the Indenture; (iv) any acceleration of any Indebtedness under the Credit Agreement occurs as a result of a change in the beneficial ownership of the Capital Stock of the Company; or (v) the Company consolidates with or merges into another corporation or any Person consolidates with or merges into the Company, in either event pursuant to a transaction in which either (A) the outstanding Voting Stock of the Company is changed into or exchanged for cash, securities or other property (other than any such transaction where the outstanding Voting Stock of the Company is changed into or exchanged for Voting Stock of the surviving corporation which is neither redeemable stock nor Exchangeable Stock) or (B) the holders of a majority of the voting power of the Voting Stock of the Company immediately prior to such transaction own, directly or indirectly, less than a majority of the voting power of the Voting Stock of the surviving corporation immediately after such transaction; provided that, in respect of clause (i) of this paragraph, prior to September 13, 1997, none of DM Associates, any of its general partners or any of the general partners of such general partners shall be deemed to be a "group" or "person" owning more than 50% of the total voting power of the Voting Stock of the Company solely due to such entity's beneficial ownership, of the 1,858,743 shares of Class B Common Stock of the Company held by DM Associates. There is little case law interpreting the phrase "all or substantially all" in the context of an indenture. Because there is no precise established definition of this phrase, the ability of a holder of Notes to require the Company to repurchase such Notes as a result of a sale, lease, exchange or other transfer or all or substantially all of the Company's assets may be uncertain. (Section 4.8)

     Within 30 days following any Change of Control, the Company will mail a notice to each holder of Notes stating: (i) that a Change of Control has occurred and that such holder has the right to require the Company to repurchase all or any part of such holder's Notes at 101% of the aggregate principal amount thereof plus accrued interest to the date of repurchase; (ii) the circumstances and relevant facts known to the Company regarding such Change of Control (including, to the extent applicable, information with respect to pro forma historical income, cash flow and capitalization after giving effect to such Change of Control); (iii) the date of repurchase (which will be no earlier than 30 days nor later than 60 days from the date such notice is mailed in the event of a Change of Control); and (iv) the instructions, determined by the Company consistent with the Indenture, that a holder must follow in order to have its Notes repurchased. (Section 4.8(b))

     The Company will comply with the requirements of Rule 14e-1 under the 1934 Act and any other securities laws and regulations thereunder which may then be applicable in connection with the repurchase of the Notes as a result of a Change of Control. The Change of Control repurchase feature of the Notes may in certain circumstances make more difficult or discourage a takeover of the Company and, thus, the removal of incumbent management. (Section 5.23)

     If a Change of Control were to occur, the Company's ability to pay cash to the holders of Notes upon such repurchase may be limited by the Company's then existing financial resources, and there can be no assurance that the Company would have sufficient funds to pay the repurchase price for all Notes tendered by the holders thereof. Failure of the Company to pay the repurchase price would create an Event of Default (as defined below in "-Defaults") with respect to the Notes. The Credit Agreement restricts the Company's ability to repurchase the Notes following a Change of Control. (Section 4.8)

     The provisions contained in the Indenture relative to the Company's obligation to make an offer to repurchase the Notes as a result of a Change of Control may only be waived or modified with the written consent of the holders of at least a majority in principal amount of (i) the Series A Notes and (ii) the Notes. (Section 10.2)

SELECTION AND NOTICE

          In the event that less than all of the Series A Notes and Series B Notes are to be redeemed at any time, selection of Notes for redemption will be made by the Trustee on a pro rata basis, by lot or by such method as the Trustee shall deem fair and appropriate; provided, however, that no Notes shall be redeemed in part in amounts of less than $1,000. Notice of redemption shall be mailed by first class mail by the Company or, at the request of the Company, the Trustee at least 30 but not more than 60 days before the redemption date (which may, in the case of a redemption in connection with a Public Equity Offering, be adjusted to the extent necessary and appropriate under the circumstances and based solely on the timing of the consummation of the Public Equity Offering) to each holder of Notes to be redeemed at its registered address. If any Note is to be redeemed in part, the notice of redemption that relates to such Note shall state the portion of the principal amount thereof to be redeemed. A new Note in a principal amount equal to the unredeemed portion thereof will be issued in the name of the holder thereof upon cancellation of the original Note. On and after the redemption date, interest will cease to accrue on Notes or portions thereof called for redemption (unless the Company shall default in the payment of the redemption price or accrued interest). (Sections 4.3 and 4.4)

SUBORDINATION

          The Indebtedness evidenced by the Series B Notes and the Series A Notes (including principal, premium, if any, and interest) is subordinated in right of payment to the prior payment in full of all Senior Indebtedness. (Section 11.1)

          Upon any payment or distribution of assets or securities of the Company in any dissolution, winding up, total or partial liquidation or reorganization of the Company, payment of the principal of, premium, if any, and interest on the Notes will be subordinated, to the extent and in the manner set forth in the Indenture, to the prior payment in full of all Senior Indebtedness, including any interest accruing on such Senior Indebtedness subsequent to the commencement of a bankruptcy, insolvency or similar proceeding. Upon any default by the Company in the payment of the principal of, premium, if any, or interest on Senior Indebtedness, when the same becomes due, no payment may be made on or in respect of the Notes until such default has been cured or waived. The Indenture also provides that no payment may be made by the Company upon or in respect of the Notes for the period specified below (the "Payment Blockage Period") during the continuance of any non-payment event of default with respect to Senior Indebtedness under the Credit Agreement ("Significant Senior Indebtedness") pursuant to which the maturity thereof may be accelerated. The Payment Blockage Period shall commence on the earlier of (i) receipt by the Trustee of notice from the trustee or representative for the holders of any Significant Senior Indebtedness (or the holders of at least a majority in principal amount of such Significant Senior Indebtedness then outstanding) or
(ii) if such nonpayment event of default results from the acceleration of the Notes, the date of such acceleration, and shall end 179 days thereafter (unless such Payment Blockage period shall be earlier terminated). In no event will a Payment Blockage Period extend beyond 179 days from the date the payment on the Notes was due. Not more than on Payment Blockage Period with respect to the Notes may be commenced during any period of 360 consecutive days. No event of default that existed or was continuing on the date of the commencement of any Payment Blockage Period with respect to the Significant Senior Indebtedness initiating such period shall be, or be made, the basis for the commencement of a second Payment Blockage Period by the representative for or the holders of such Significant Senior Indebtedness whether or not within a period of 360 consecutive days. (Section 11.2)

          As a result of the subordination provisions described above, in the event of insolvency of the Company, creditors of the Company who are not holders of Senior Indebtedness may recover less ratably than holders of Senior Indebtedness and may recover more ratably than holders of the Notes and the Company may be unable to make all payments due under the Notes.

          As of February 3, 1996, the aggregate amount of Senior Indebtedness and Guarantor Senior Indebtness outstanding was $9.8 million. In the future, the Company may issue additional Senior Indebtedness to refinance existing indebtedness or for other corporate purposes. See "- Certain Covenants - Limitation on Additional Indebtedness and New Operating Leases."

CERTAIN COVENANTS

          Limitation on Additional Indebtedness and New Operating Leases. The Company may not, and may not permit any of its Subsidiaries to, Incur, directly or indirectly, any Indebtedness (including Acquired Indebtedness) or enter into any New Operating Lease, unless the Consolidated Fixed Charge Coverage Ratio for the Reference Period, determined on the date of issuance of such Indebtedness or the date of execution of such New Operating Lease, as the case may be, and after giving effect to: (i) Incurrence of such Indebtedness and (if applicable) the application of the Net Proceeds thereof to refinance other Indebtedness as if such Indebtedness was issued and the application of such Net Proceeds occurred at the beginning of the Reference Period; (ii) Incurrence and retirement of any other Indebtedness since the last day of the most recent fiscal quarter of the Company contained in the Reference Period as if such Indebtedness was Incurred or retired at the beginning of the Reference Period; and (iii) the execution of such New Operating Lease and any other New Operating Leases executed since the last day of the most recent fiscal quarter of the Company contained in the Reference Period as if such New Operating Lease and any such other New Operating Leases were executed at the beginning of the Reference Period (it being understood that, for purposes of determining the Consolidated Fixed Charge Coverage Ratio, New Operating Lease payments shall be included in Consolidated Operating Lease Payments), is equal to or greater than the ratio of 2.0 to 1.0. Notwithstanding the foregoing paragraph, the Company and the Subsidiaries may Incur Permitted Indebtedness. (Section 5.6)

          Limitation on Restricted Payments. The Company may not, and may not permit any Subsidiary, directly or indirectly, to (i) declare or pay any dividend or make any distribution in respect of the Company's or any Subsidiary's Capital Stock or to the direct or indirect holders of the Company's or any Subsidiary's Capital Stock (except dividends or distributions payable solely in the Company's Non-Convertible Capital Stock or in options, warrants or other rights to purchase the Company's Non-Convertible Capital Stock and except dividends or distributions payable from a Subsidiary to the Company or a Wholly Owned Subsidiary which is a Guarantor), (ii) purchase, redeem or otherwise acquire or retire for value, any Capital Stock of the Company or any Subsidiary,
(iii) purchase, repurchase, redeem, defease or otherwise acquire or retire for value, prior to scheduled maturity, scheduled repayment or scheduled sinking fund payment, any Subordinated Indebtedness of the Company or any Indebtedness of a Subsidiary (other than Guarantor Senior Indebtedness) or (iv) make any Investment in any Subsidiary (except for prepayments of leases of underperforming or nonutilized convenience stores in the ordinary course of business), the Non-Recourse Subsidiary (except as permitted by clause (iii) of "Limitations on Investments" below) or any other Affiliate of the Company (any such dividend, limitation, purchase, redemption, repurchase, defeasance, other acquisition, retirement of Investment being hereinafter referred to as a "Restricted Payment"), unless: (A) no Default or Event of Default will have occurred and be continuing at the time or as a consequence of such Restricted Payment; (B) at the time of such Restricted Payment, the Company could incur an additional $1.00 of Indebtedness (not including Permitted Indebtedness) under the covenant described under "Limitation on Additional Indebtedness"; and (C) such Restricted Payment, together with the aggregate of all other Restricted Payments made since November 26, 1995, would not exceed the sum of: (x) 50% of Consolidated Net Income (or if Consolidated Net Income is a deficit minus 100% of such deficit) accrued on a cumulative basis from November 26, 1995 to the end of the most recent fiscal quarter ending prior to the date of such proposed Restricted Payment, calculated on a cumulative basis as if such period were a single accounting period; (y) the aggregate Net Proceeds received by the Company from any Person (other than a Subsidiary and the Non-Recourse Subsidiary) subsequent to the Issue Date (1) as a result of the issuance of Capital Stock of the Company (other than redeemable stock or Exchangeable Stock) or (2) as a result of a capital contribution from its shareholders, but, with respect to any proceeds received by the Company from an employee stock ownership plan that Incurs any Indebtedness, only to the extent that any such proceeds are equal to any increase in the Consolidated Net Worth of the Company resulting from principal repayments made by such employee stock ownership plan with respect to the Indebtedness Incurred by it to finance the purchase of such Capital Stock; and (z) the amount by which Indebtedness of the Company is reduced on the Company's balance sheet upon the conversion or exchange (other than by a Subsidiary) of the Series A Notes, subsequent to March 3, 1994 or the issuance date of any Indebtedness of the Company convertible into or exchangeable for Capital Stock (other than redeemable stock or Exchangeable Stock) of the Company. (Section 5.7)

          The foregoing provisions do not prohibit: (i) the payment of any dividend in respect of the Company's or any Subsidiary's Capital Stock within 60 days after the date of declaration thereof, if on such date of declaration such payment complied with the provisions of the Indenture and provided that at the time of payment no other Default or Event of Default has occurred and is continuing; (ii) the purchase, redemption, acquisition or retirement of any Indebtedness with the Incurrence of Refinancing Indebtedness permitted under "Limitation on Additional Indebtedness and New Operating Leases;" (iii) any dividend on shares of the Company's or any Subsidiary's Capital Stock payable in shares of the Company's or such Subsidiary's Capital Stock (other than redeemable stock or Exchangeable Stock); (iv) an investment by the Company in a Wholly-Owned Subsidiary which is a Guarantor or a Person who will become a Wholly-Owned Subsidiary which is a Guarantor as a result of such Investment; and
(v) any payments made by the Company to FCN, Nirenberg or the Foundation to purchase their respective interests in or relating to the Class B Common Stock of the Company, as outlined in the Nirenberg Transaction. (Section 5.7)

          Limitation on Investments. The Company may not, and may not permit any Subsidiary, directly or indirectly, to make any Investment other than: (i) Permitted Investments; (ii) an Investment constituting a Restricted Payment if such Restricted Payment is permitted by the covenant described under "Limitation on Restricted Payments;" (iii) Investments in the Non-Recourse Subsidiary in an amount not to exceed $2.5 million; or (iv) the Nirenberg Transaction. (Section 5.8)

          Limitation on Liens. The Company may not, and may not permit any Subsidiary, directly or indirectly, to create, incur, assume or permit to exist any Lien upon any of its or any Subsidiary's property or assets now owned or hereafter acquired, other than Liens that are: (i) outstanding immediately prior to the issuance of the Notes; (ii) Liens securing Indebtedness of a Subsidiary owing to the Company or a Wholly Owned Subsidiary which is a Guarantor; (iii) Liens securing Senior Indebtedness of the Company permitted to be Incurred by the covenant described under "Limitation on Additional Indebtedness and New Operating Leases'; (iv) Permitted Liens; (v) Liens incurred in connection with a Sale-Leaseback Transaction permitted under "Limitation on Sale-Leaseback Transactions"; (vi) Liens on property of a Person existing at the time such Person is acquired by, merged into or consolidated with the Company or any Subsidiary (except to the extent such Liens were Incurred in connection with, or in contemplation of, such acquisition, merger or consolidation), which Lien is not applicable to any Person or the properties or assets of any Person, other than the Person, or the property or asset of the Person, so acquired; and (vii) any extension, renewal or replacement (including successive extensions, renewals or replacements) of Liens permitted by any of clauses (i) through (vi) above ("Existing Liens"), so long as (A) the Lien does not extend beyond property or assets of the Company and its Subsidiaries subject to the Existing Lien and improvements and construction on such property or assets and (B) the Indebtedness secured by the Lien does not exceed the Indebtedness secured at the time by the Existing Lien. (Section 5.9)

          Limitation on Dividends and Other Payment Restrictions Affecting Subsidiaries. The Company may not, and may not permit any Subsidiary to, create or otherwise cause or permit to exist or become effective any encumbrance or restriction of any kind which restricts the ability of any such Subsidiary to:
(i) pay dividends or make any other distributions on such Subsidiary's Capital Stock or pay any Indebtedness or other obligation owed to the Company or any Subsidiary; (ii) make any loans or advances to the Company or any Subsidiary;
(iii) guaranty the Notes or any renewals or refinancings thereof; or (iv) transfer any of its property or assets to the Company or any Subsidiary, except, in each case, for such encumbrances or restrictions existing under or by reason of

(1) applicable law, (2) the Indenture, (3) customary nonassignment provisions of any lease governing a leasehold interest of the Company or any Subsidiary, (4) any instrument governing Acquired Indebtedness (except to the extent such Indebtedness was Incurred in connection with, or in contemplation of, such acquisition) as in effect at the time of acquisition, which encumbrance or restriction is not applicable to any Person, or the properties or assets of any Person, other than the Person, or the property or assets of the Person, so acquired, (5) Existing Indebtedness or (6) permitted Refinancing Indebtedness provided that the encumbrances or restrictions contained in the agreements governing such Refinancing Indebtedness are not more restrictive than those contained in the agreements governing the Indebtedness being refinanced, as in effect on March 3, 1994. (Section 5.10)

          Limitation on Sale-Leaseback Transactions. The Company will not, and will not permit any Subsidiary to, enter into any Sale-Leaseback Transaction unless at least one of the following conditions is satisfied: (i) under the provisions described under "Limitation on Liens" and "Limitation on Additional Indebtedness and New Operating Leases," the Company or a Subsidiary could create a Lien on the property to secure Indebtedness in an amount equal to the Attributable Indebtedness in connection with such Sale-Leaseback Transaction; or
(ii) the net proceeds of such Sale-Leaseback Transaction are at least equal to the fair market value of such property as determined in good faith by the Board of Directors of the Company. (Section 5.11)

          Limitation on Sales of Assets. The Company will not, and will not permit any Subsidiary to, directly or indirectly, make any Asset Disposition unless the Company (or such Subsidiary, as the case may be) receives at the time of such Asset Disposition consideration which (x) is paid at least 85% in cash and (y) is at least equal to the fair market value (including the value of all noncash consideration), as determined in good faith by, and evidenced by a resolution of, the Board of Directors, if the consideration to be received by the Company is equal to or greater than $1 million (or, if the consideration to be received by the Company is less than $1 million but greater than $100,000 (except in the case of Asset Dispositions to franchisees in the ordinary course of business), as certified in good faith by two Officers, one of whom shall be the President, in an Officer's Certificate delivered to the Trustee within 30 Business Days following such Asset Disposition (no certificate being required for sales as to which the consideration is $100,000 or less), of the shares and assets subject to such Asset Disposition); provided, however, that the requirement set forth in clause (x) above shall not apply to any sale, lease, sublease, transfer or other disposition of stores to franchisees in the ordinary course of business or of individual underperforming, nonutilized or obsolete assets by the Company or any Subsidiary in the ordinary course of business. Within 210 days from the date of such Asset Disposition (the "Disposition Period"), the Company (or such Subsidiary, as the case may be) may apply all or any portion of the Net Available Cash Proceeds from such Asset Disposition to
(x) the prepayment of Senior Indebtedness or (y) an investment in Fixed Assets in the same or substantially similar line of business as the assets that were the subject of such Asset Disposition, provided that, if such Net Available Cash Proceeds are applied to the prepayment of Senior Indebtedness, the related loan commitment, if any, shall be permanently reduced, except that in the event the Company repays revolving loans outstanding under the Credit Agreement with such Net Available Cash Proceeds, the related loan commitment need not be permanently reduced so long as the Company reborrows the full amount of the amount so prepaid and invests such amount in Fixed Assets in the same or substantially similar line of business as the assets that were the subject of such Asset Disposition within the Disposition Period. Without limiting the lines of business which are considered the same or substantially similar for the purposes hereof, the sale of gasoline, the operation of convenience stores, the franchising of convenience stores, and the manufacturing, processing and distribution businesses currently conducted by the Company will be deemed to qualify as the same or substantially similar lines of business. Notwithstanding the foregoing, if the Company enters into a written agreement within the Disposition Period pursuant to which the Company commits to reinvest such Net Available Cash Proceeds in Fixed Assets in the same or substantially similar line of business as the assets that were the subject of such Asset Disposition, the Company shall be permitted to reinvest such Net Available Cash Proceeds within 90 days from the date of termination of the Disposition Period in accordance with such written agreement. Any Net Available Cash Proceeds from any such Asset Disposition that are not applied or invested as provided in the preceding two sentences shall constitute and be referred to herein as "Excess Proceeds." When (x) any Excess Proceeds arise from the sale, issuance or other disposition of Capital

Stock of a Subsidiary or the Non-Recourse Subsidiary (except to a Wholly Owned Subsidiary which is a Guarantor) or the sale or other disposition of all or substantially all of the assets of a Subsidiary or the Non-Recourse Subsidiary in one transaction or a series of related transactions (except to a Wholly Owned Subsidiary which is a Guarantor) or (y) the aggregate amount of Excess Proceeds from all Asset Dispositions (other than those referred to in clause (x) of this sentence) exceeds $5.0 million, the Company shall make an Offer (as defined in the following paragraph) to purchase Notes pursuant to and subject to the conditions of the following paragraph. Notwithstanding the foregoing, an aggregate of $1.0 million of Net Available Cash Proceeds received by the Company and/or the Subsidiaries in any fiscal year from Asset Dispositions, not involving the sale, issuance or other disposition of Capital Stock of a Subsidiary or the Non-Recourse Subsidiary or the sale or other disposition of all or substantially all of the assets of a Subsidiary or the Non-Recourse Subsidiary, shall not be subject to the covenant described in this paragraph. (Section 5.16)

          In the event of an Asset Disposition that requires the purchase of Notes pursuant to the preceding paragraph, the Company will be required to make an offer for the Notes (an "Offer") and repurchase Notes tendered pursuant thereto in an amount equal to the aggregate amount of Excess Proceeds, at a repurchase price in cash equal to 100% of their principal amount plus accrued interest to the date of repurchase in accordance with the procedures (including prorating in the event of oversubscription) set forth in the Indenture. Upon completion of the repurchase, if any, of Notes pursuant to the Offer, the amount of Excess Proceeds shall be reset to zero. If the aggregate repurchase price of Notes tendered pursuant to the Offer is less than the Excess Proceeds allotted to the repurchase of the Notes, the Company may use the remaining Excess Proceeds for general corporate purposes. (Section 4.9)

          Notwithstanding the foregoing, the Company may not, and may not permit any Subsidiary to, directly or indirectly, make any Asset Disposition of any of the Capital Stock of a Subsidiary or the Non-Recourse Subsidiary except pursuant to an Asset Disposition of all of the Capital Stock of such Subsidiary or the Non-Recourse Subsidiary. (Section 5.16)

          Limitation on Transactions with Affiliates. The Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transaction or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or of any Subsidiary (other than a Wholly Owned Subsidiary which is a Guarantor) on terms that are less favorable to the Company or such Subsidiary, as the case may be, than those which might be obtained at the time of such transaction from unrelated third parties. This provision will not prohibit the payment of reasonable and customary directors' fees to directors who are not employees of the Company or the payment of reasonable compensation to employees of the Company in the ordinary course of business. Without in any way limiting the foregoing restriction, the Company will not, and will not permit any Subsidiary to, directly or indirectly, enter into or permit to exist any transactions or series of related transactions (including the purchase, sale, lease or exchange of any property or the rendering of any service) with any Affiliate of the Company or of any Subsidiary (other than a Wholly Owned Subsidiary which is a Guarantor) involving aggregate payments in excess of $250,000 unless (i) a committee of independent members of the Board of Directors of the Company shall approve by resolution certifying that such transaction or series of transactions comply with the first sentence of the covenant described in this paragraph and (ii) with respect to: (A) a transaction or series of transactions involving aggregate payments equal to or greater than $2.0 million, the Company also receives a written opinion from a nationally-recognized investment bank with total assets in excess of $ 1.0 billion that such transaction or series of transactions is fair to the Company from a financial point of view; or (B) any purchase, sale, lease or exchange of real property or Fixed Assets involving aggregate payments equal to or greater than $2.0 million, in lieu of the opinion referred to in clause (A), at the option of the Company, the Company also receives an opinion from a qualified appraisal company, that the value of the property sold, purchased, leased or exchanged by the Company or any Subsidiary is substantially equal to (or more favorable to the Company than) the value of the consideration provided by or to the Company, as the case may be, in respect thereof. The provisions of this paragraph do not apply to the Nirenberg Transaction. (Section 5.12)

          Limitation on Other Senior Subordinated Indebtedness. The Company will not incur any Indebtedness which is senior in right of payment to the Notes and is subordinate or junior in right of payment to the Company's Senior Indebtedness. In addition, the Indenture provides that no Guarantor will incur any Indebtedness which is senior in right of any payment to such Guarantor's obligations under its Guarantee and the Indenture and which is subordinate or junior in right of payment to Guarantor Senior Indebtedness of such Guarantor. (Section 5.13)

          Additional Guarantors. If the Company or any Subsidiary makes any Investment having a fair market value exceeding $1,000, in one or a series of related transactions, in any Subsidiary which is not a Guarantor, or any Subsidiary which is not a Guarantor holds property or assets (including, without limitation, cash, businesses, divisions, real property, assets or equipment) having a fair market value exceeding $1,000, the Company shall cause such Subsidiary to (i) execute and deliver to the Trustee a supplemental indenture in form reasonably satisfactory to the Trustee pursuant to which such Subsidiary shall unconditionally guarantee all of the Company's obligations under the Notes and the Indenture on the terms set forth in the Indenture and (ii) deliver to the Trustee an Opinion of Counsel that such supplemental indenture has been duly executed and delivered by such Subsidiary. Thereafter, such Subsidiary shall be a Guarantor for all purposes of the Indenture. (Section 5.14)

          Use of Proceeds. No part of such proceeds will be used to purchase or carry any margin stock or to extend credit to others for the purpose of purchasing or carrying any margin stock. Neither the issuance of any Note nor the use of the proceeds thereof will violate or be inconsistent with the provisions of Regulations G, T, U or X of the Board of Governors of the Federal Reserve System. (Section 4.15)

          SEC Reports. The Company will file with the Trustee, within 30 days after it files them with the Commission, copies of its annual report and of the information, documents and other reports (or copies of such portions of any of the foregoing as the Commission may by rules and regulations prescribe) which the Company is required to file with the Commission pursuant to Section 13 or 15(d) of the 1934 Act. If the Company is not required to file reports, information and documents pursuant to such Sections, the Company shall file with the Commission and the Trustee, in accordance with the rules and regulations of the Commission, such supplementary and periodic information which may be required pursuant to Section 13 or 15(d) of the 1934 Act, in respect of a security listed and registered on a national securities exchange. (Section 5.2)

          Issuances of Class B Common Stock. The Company will not issue any shares of its Class B Common Stock unless it issues an equal number of shares of its Class A Common Stock. (Section 5.24)

SUCCESSOR COMPANY

          Subject to the provisions set forth in the fourth paragraph under "Guarantees" below, neither the Company nor any Guarantor may consolidate with or merge with or into, or sell, convey, transfer or lease all or substantially all of its assets (either in one transaction or a series of transactions) to, any Person unless: (i) the Person formed by or surviving such consolidation or merger (if other than the Company or such Guarantor, as the case may be), or to which such sale, conveyance, transfer, or lease shall have been made is organized and existing under the laws of the United States of America or any state thereof or the District of Columbia and such entity expressly assumes by a supplemental indenture, executed and delivered to the Trustee, in form satisfactory to the Trustee, all of the obligations of the Company or such Guarantor, as the case may be, under the Notes or the Guarantees, as the case may be, and the Indenture; (ii) immediately prior to and after giving effect to such transaction (and treating any Indebtedness which becomes an obligation of such Person or any Subsidiary (including any Guarantor) as a result of such transaction as having been incurred by such Person or such Subsidiary (including any Guarantor) at the time of such transaction), no Default or Event of Default shall have occurred and be continuing; (iii) except with respect to consolidations, mergers, sales, conveyances, transfers and leases between Guarantors, immediately after giving effect to such transaction, on a pro forma basis, such Person would be able to incur an additional $1.00 of Indebtedness (other than Permitted Indebtedness) in accordance with the covenant described under "Limitation on

Additional Indebtedness and New Operating Leases;" (iv) if the Company is a party to such consolidation, merger, sale, conveyance, transfer and lease, immediately after giving effect to such transaction, on a pro forma basis, the Company has Consolidated Net Worth in an amount which is not less than its Consolidated Net Worth immediately prior to such transaction; (v) if such Guarantor is a party to such consolidation, merger, sale, conveyance, transfer or lease, immediately after giving effect to such transaction, on a pro forma basis, the Company has Consolidated Net Worth in an amount which is not less than its Consolidated Net Worth immediately prior to such transaction; and (vi) the Company, or such Guarantor, as the case may be, delivers to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that such consolidation, merger, sale, conveyance, transfer or lease and such supplemental indenture comply with the Indenture. Such Person will be the successor Company, or a successor Guarantor, as the case may be, but in the case of a sale, conveyance, transfer or lease of all or substantially all of the assets of the Company or Guarantor (i) the predecessor Company will not be released from its obligation to pay the principal of, premium, if any, and interest on the Notes, and (ii) the predecessor Guarantor will not be release from its obligations under its Guarantee. (Section 6.1)

DEFAULTS

          An Event of Default is defined in the Indenture as: (i) default for 30 days in the payment of interest on any Series B Note or Series A Note when due;
(ii) default in the payment of principal of, or premium, if any, on any Note when due at its Stated Maturity, upon redemption, upon required repurchase, upon declaration or otherwise, including, without limitation, the failure to repurchase Notes when required as described under "Change of Control" and "-- Certain covenants--Limitation on Sale of Assets" above; (iii) default in the performance of, or failure to comply with, any other covenant or agreement contained in the Notes or the Indenture for a period of 30 days after written notice by the Trustee or holders of at least 25% of the aggregate principal amounts of Notes outstanding; (iv) the failure of the Company, any of its Subsidiaries (including any Guarantor) or the Non-Recourse Subsidiary to pay the principal of any indebtedness with a principal amount then outstanding in excess of $500,000, individually or in the aggregate, when the same becomes due and payable at its Stated Maturity and such failure shall continue after any applicable grace period specified in the agreement relating to such Indebtedness; or a default of any such Indebtedness which results in such Indebtedness becoming due and payable prior to its Stated Maturity; (v) certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary (including any Guarantor) or the Non-Recourse Subsidiary; (vi) any judgment or decree for the payment of money in excess of $1,500,000 (to the extent not covered by insurance) is rendered against the Company, a Subsidiary (including any Guarantor) or the Non-Recourse Subsidiary and is not discharged and either
(A) an enforcement proceeding has been commenced by a creditor upon such judgment or decree or (B) there is a period of 45 days following such judgment or decree during which such judgment or decree is not discharged, waived or the execution thereof stayed; (vii) any of the Guarantees shall be held in any judicial proceeding to be unenforceable or invalid or shall cease for any reason to be in full force and effect, or any Guarantor, or any person acting by or on behalf of any Guarantor, shall deny or disaffirm its obligations under its Guaranty; (viii) failure by the Company or any Subsidiary to comply with the restrictions set forth under "Successor Company" or "Certain Covenants-- Limitations on Sales of Assets" above; or (ix) failure by the Company to comply with the covenant described under "Use of Proceeds." (Section 7.1)

          If an Event of Default relating to certain events of bankruptcy, insolvency or reorganization of the Company, a Subsidiary (including any Guarantor) or the Non-Recourse Subsidiary occurs and is continuing, the principal of and interest on all the Notes will ipso facto become and be immediately due and payable without any declaration or other act on the part of the Trustee or any holders of the Notes. If any other Event of Default occurs and is continuing, the Trustee or the holders of at least 25% in principal amount of the outstanding Notes may declare the principal of and accrued but unpaid interest on all the Notes to be due and payable. Under certain circumstances, the holders of a majority in principal amount of the outstanding Notes may rescind any such acceleration with respect to the Notes and its consequences. (Section 7.2)

          Subject to the provisions of the Indenture relating to the duties of the Trustee, in case an Event of Default occurs and is continuing, the Trustee will be under no obligation to exercise any of the rights or powers under the Indenture at the request or direction of any of the holders of the Notes unless such holders have offered to the Trustee reasonable indemnity or security against any loss, liability or expense. Except to enforce the right to receive payment of principal, premium, if any, or interest when due, no holder of a Note may pursue any remedy with respect to the Indenture, the Guarantees or the Notes unless (i) such holder has previously given the Trustee notice that an Event of Default is continuing, (ii) holders of at least 25% in aggregate principal amount of the Notes have requested the Trustee to pursue the remedy, (iii) such holders have offered the Trustee reasonable security or indemnity against any loss, liability or expense, (iv) the Trustee has not complied with such request within 60 days after the receipt thereof and the offer of security or indemnity and (v) the holders of a majority in aggregate principal amount of the Notes have not given the Trustee a direction inconsistent with such request within such 60-day period. Subject to certain restrictions, the holders of a majority in principal amount of the Notes are given the right to direct the time, method and place of conducting any proceeding for any remedy available to the Trustee or of exercising any trust or power conferred on the Trustee. The Trustee, however, may refuse to follow any direction that conflicts with law or the Indenture or that the Trustee determines is unduly prejudicial to the rights of any other holder of a Note or that would involve the Trustee in personal liability. (Sections 7.5, 7.6 and 8.1)

          The Indenture provides that if a Default occurs and is continuing and is known to an officer in the Corporate Trust Department of the Trustee, the Trustee must mail to each holder of the Notes notice of the Default within 60 days after it occurs. Except in the case of a Default in the payment of principal of, premium, if any, or interest on any Note, the Trustee may withhold notice if and so long as a committee of its Trust officers determines that withholding notice is in the interest of the holders of the Notes. In addition, the Company is required to deliver to the Trustee, within 90 days after the end of each fiscal year, a certificate indicating whether the signers thereof know of any Default that occurred during the previous year. The Company also is required to deliver to the Trustee, within 10 days after it obtains knowledge thereof, written notice of any event which would constitute a Default, its status and what action the Company is taking or proposes to take in respect thereof. (Sections 7.2, 8.5 and 8.6)

GUARANTEES

          The principal of, premium (if any) and interest on the Series B Notes, along with the Series A Notes, and all other amounts payable to the Company under the Indenture are unconditionally guaranteed on a senior subordinated basis, jointly and severally, by the Guarantors. All payments pursuant to the Guarantees by each Guarantor are (i) subordinated in right of payment to the prior payment in full of all Guarantor Senior Indebtedness, to the same extent and manner that all payments pursuant to the Notes are subordinated in right of payment to the prior payment in full of all Senior Indebtedness of the Company and (ii) senior in right of payment to all Guarantor Subordinated Indebtedness. All of the Guarantors have guaranteed the Company's obligations under the Credit Agreement, and the Company has pledged all of the issued and outstanding shares of Capital Stock of the Guarantors to secure Indebtedness outstanding under the Credit Agreement. In addition, the Company and the Guarantors have granted a security interest in their accounts receivable, inventory and general intangibles to secure the Indebtedness under the Credit Agreement. As of February 3, 1996, Guarantors as a group would have had outstanding Guarantor Senior Indebtedness of approximately $8.0 million. In the future, the Guarantors may issue additional Guarantor Senior Indebtedness. See "Certain Covenants-- Limitation on Additional Indebtedness and New Operating Leases." (Section 12.2)


          The obligations of each Guarantor in respect of its Guarantee are limited to the maximum amount which, after giving effect to all other contingent and fixed liabilities of such Guarantor and after giving effect to any collections from or payments made by or on behalf of any other Guarantor in respect of the obligations of such other Guarantor under its Guarantee or pursuant to its contribution obligations under the Indenture, will result in the obligations of such Guarantor in respect of its Guarantee not constituting a fraudulent conveyance or fraudulent transfer under Federal or state law. Each Guarantor that makes a payment or distribution under its Guarantee shall be entitled to a contribution from each other Guarantor in an amount pro rata, based on the net assets of each Guarantor, determined in accordance with GAAP. (Section 12.5)

          Separate financial statements of the Guarantors have not been delivered herewith because each is jointly and severally liable with respect to the Company's obligations under the Notes and the Indenture, and the operations of the Non-Recourse Subsidiary are inconsequential to the operations of the Company on a consolidated basis.

          In the event of a sale or other disposition of all or substantially all of the assets of any Guarantor, by way of merger, consolidation or otherwise, or all of the Capital Stock of any Guarantor, then such Guarantor (in the event of a sale or other disposition of all of the Capital Stock of such Guarantor) or the corporation acquiring the property (in the event of a sale or other disposition by way of a merger, consolidation or otherwise of all or substantially all of the assets of such Guarantor) shall be released and relieved of its obligations under its Guarantee provided that: (i) after giving effect thereto, no Event of Default shall have occurred and be continuing; (ii) the Company shall apply the Net Available Cash Proceeds of such sale or other disposition in accordance with the covenant described under "Certain Covenants--Limitation on Sales of Assets"; and (iii) such Guarantor has been unconditionally and fully released in writing from all obligations under guarantees of Indebtedness of the Company, each Subsidiary and the Non-Recourse Subsidiary (including, without limitation, Indebtedness under the Credit Agreement). (Section 12.3)

AMENDMENT, SUPPLEMENT, WAIVER

          Subject to certain exceptions, the Indenture may be amended or supplemented with the consent of the holders of a majority in principal amount of the Series A Notes and the Notes then outstanding and any past default or compliance with any provisions may be waived with the consent of the holders of a majority in principal amount of the Notes then outstanding. However, without the consent of each holder of an outstanding Series A Note, no amendment or waiver may, among other things, (i) reduce the amount of Series A Notes whose holders must consent to an amendment or waiver (ii) reduce the interest rate of or extend the fixed maturity of any Series A Note, (iii) reduce the premium payable upon the redemption of any Series A Note or change the time at which any Series A Note may be redeemed, (iv) make any Series A Note payable in currency other than that stated in the Series A Note, (v) impair the right of any holder of the Series A Notes to receive payment of principal and interest on such holder's Series A Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Series A Notes, (vi) impair any provisions relating to security for or guarantees with respect to the Series A Notes, (vii) make any change in the subordination provisions of the Indenture, the Series A Notes or the Guarantees that adversely affects the rights of any holder of Series A Notes, or (viii) make any change in the amendment or waiver provisions which require the consent of each holder of Series A Notes. (Section 10.2)

          Further, without the consent of each holder of an outstanding Series B Note, no amendment or waiver may, among other things, (i) reduce the amount of Series B Notes whose holders must consent to an amendment or waiver, (ii) reduce the interest rate of or extend the fixed maturity of any Series B Note, (iii) reduce the premium payable upon the redemption of any Series B Note or change the time at which any Series B Note may be redeemed, (iv) make any Series B Note payable in currency other than that sated in the Series B Note, (v) impair the right of any holder of the Series B Notes to receive payment of principal and interest on such holder's Series B Notes on or after the due dates therefor or to institute suit for the enforcement of any payment on or with respect to such holder's Series B Notes, (vi) impair any provisions relating to security for or guarantees with respect to the Series B Notes, or (vii) make any change in the amendment or waiver provisions which require the consent of each holder of Series B Notes. (Section 10.2)

          Neither the Company nor any Subsidiary shall, directly or indirectly, pay or cause to be paid any consideration, whether by way of interest, fee or otherwise, to any holder of any Notes for or as an inducement to any consent, waiver or amendment of any terms or provisions of the Notes unless such consideration is offered to be paid or agreed to be paid to all holders of the Notes which so consent, waive or agree to amend in the time frame set forth in solicitation documents relating to such consent, waiver or agreement. (Section 5.22)

          Without the consent of any holder of the Notes, the Company, the Guarantors and the Trustee may amend or supplement the Indenture to cure any ambiguity, omission, defect or inconsistency, to provide for the assumption by a successor corporation of the obligations of the Company and the Guarantor, as the case may be, under the Indenture, to provide for uncertificated Notes in addition to or in place of certificated Notes (provided that the uncertificated Notes are issued in registered form for purposes of Section 163(f) of the Code, or in a manner such that the uncertificated Notes are described in Section 163(f)(2)(B) of the Code), to add additional guarantees of the Notes, to add security for the Notes, to add to the covenants of the Company for the benefit of the holders of the Notes or to surrender any right or power conferred upon the Company, to make any change that does not adversely affect the rights of any holder of the Notes or to comply with any requirement of the Commission in connection with the qualification of the Indenture under the TIA. (Section 10.1)

          The consent of the holders of the Notes is not necessary under the Indenture to approve the particular form of any proposed amendment. It is sufficient if such consent approves the substance of the proposed amendment. (Section 10.1)

          After an amendment under the Indenture becomes effective, the Company is required to mail to holders of the Notes a notice briefly describing such amendment. However,the failure to give such notice to all holders of the Notes or any defect therein, will not impair the validity of the amendment. (Section 10.2)

TRANSFER

          The Series B Notes have been issued in registered form and will be transferable only upon the surrender of the Series B Notes being transferred for registration of transfer. The Company may require payment of a sum sufficient to cover any tax, assessment or other governmental charge payable in connection with certain transfers and exchanges. (Section 3.7)

SATISFACTION AND DISCHARGE

          The Trustee, on demand of and at the expense of the Company, shall execute proper instruments acknowledging satisfaction and discharge of the Indenture upon compliance with certain enumerated conditions, including the Company having paid or duly provided for the payment of all sums payable by the Company under the Indenture and having delivered to the Trustee an Officers' Certificate and an Opinion of Counsel stating that there has been compliance with all conditions precedent relating to such satisfaction and discharge. (Section 8.1)

LEGAL DEFEASANCE AND COVENANT DEFEASANCE

          Legal Defeasance. In addition, the Indenture provides that the Company may defease and be discharged from its obligations in respect of the Series B Notes and Series A Notes (except for certain obligations to register the transfer, substitution or exchange of Notes, to replace stolen, lost or mutilated Notes, rights of the holders to receive payments of principal of and interest on the Notes, and rights of the holders of the Notes as beneficiaries of the Indenture with respect to the property so deposited with the Trustee payable to all or any of them and to maintain an office or agency for payments on and registration of transfer of the Notes and the rights, obligations and immunities of the Trustee), if the Company has irrevocably deposited with the Trustee, in trust for such purpose, (a) money in an amount, (b) U.S. government securities which through the payment of principal and interest in accordance with their terms will provide money in an amount, or (c) a combination thereof, sufficient in the opinion of a nationally recognized firm of independent public accountants expressed in a written certification thereof delivered to the Trustee, to pay the principal of (and premium, if any) and interest on the outstanding Notes at maturity or upon redemption, together with all other amounts payable by the Company under the Indenture. Such defeasance will become effective 91 days after such deposit and only if, among other things, (a) no Default or Event of Default with respect to the Notes has occurred and is continuing on the date of such deposit or occurs as a result of such deposit or at any time during the period ending on the 91st day after the date of such deposit; (b) such defeasance does not result in a breach or violation of, or constitute a default under, any other agreement or instrument to which the Company or such Guarantor is a party or by which it is bound; (c) the Company or such Guarantor, as the case may be, has delivered to the Trustee an Officers' Certificate and an Opinion of Counsel, each stating that all conditions precedent relating to a defeasance have been complied with; and (d) the Company or any Guarantor, as the case may be, has delivered to the Trustee
(i) either a private Internal Revenue Service ruling or an Opinion of Counsel based on a ruling of the Internal Revenue Service or other change in applicable Federal income tax law that holders of the Notes will not recognize income, gain or loss for Federal income tax purposes as a result of such deposit, defeasance and discharge and will be subject to Federal income tax with respect to the Notes on the same amount, in the same manner, and at the same times as would have been the case if such deposit, defeasance and discharge had not occurred, and (ii) an Opinion of Counsel to the effect that (A) the deposit shall not result in the Company, the Trustee or the trust being deemed to be an "investment company" under the Investment Company Act of 1940, as amended, and
(B) such deposit creates a valid trust in which the holders of the Notes who are not "insiders" for purposes of any bankruptcy law have the sole beneficial ownership interest or that the holders of the Notes have a non-avoidable first priority security interest in such trust. Notwithstanding the foregoing, the Company's obligations to pay principal, premium, if any, and interest on the Notes, and the Guarantors' obligations under the Guarantees and the Indenture, shall continue until the Internal Revenue Service ruling or Opinion of Counsel referred to in clause (i) above is provided with regard to and without reliance upon such obligations continuing to be obligations of the Company and the Guarantors, respectively. (Section 9.1)

            Covenant Defeasance. The Company will be released from its obligations with respect to certain covenants contained in the Indenture, including, without limitation, those described under "Certain Covenants," and any failure to comply with such covenants will not be an Event of Default, if
(a) the Company deposits or causes to be deposited with the Trustee in trust an amount of cash or U.S. government securities sufficient to pay and discharge when due the entire unpaid principal, premium, if any, and interest on all outstanding Series B Notes and Series A Notes and (b) certain other conditions are met. The obligations of the Company under the Indenture with respect to the Notes, other than with respect to the covenants and Events of Default referred to above, will remain in full force and effect. (Section 7.1)

THE TRUSTEE

          First National Bank Association is the Trustee under the Indenture and has been appointed by the Company as Registrar and Paying Agent with regard to the Series B Notes and the Series A Notes. (Section 3.4)

GOVERNING LAW

          The Indenture provides that it, the Series B Notes and the Series A Notes will be governed by, and construed in accordance with, the laws of the State of New York. (Section 1.14)

CERTAIN DEFINITIONS

          Set forth below are certain of the defined terms used in the Indenture. (Section 1.1)

          "Acquired Indebtedness" means Indebtedness of a Person existing at the time such Person becomes a Subsidiary (or such Person is merged into the Company or a Subsidiary) or assumed in connection with the acquisition of properties or assets from any such Person and not incurred in connection with, or in contemplation of, such Person becoming a Subsidiary or such acquisition.

          "Acquired Operating Lease" means any Operating Lease of a Person existing at the time such Person becomes a Subsidiary (or such Person is merged into the Company or a Subsidiary) or assumed in connection with the acquisition of properties or assets from any such Person after the March 3, 1994 and not entered into in connection with, or in contemplation of, such Person becoming a Subsidiary or in contemplation of such acquisition, and includes any replacements or renewals of any such Operating Lease.

          "Affiliate" of any specified Person means any other Person, directly or indirectly, controlling or controlled by or under direct or indirect common control with such specified Person. For the purposes of this definition, "control" when used with respect to any Person means the power to direct the management and policies of such Person, directly or indirectly, whether through the ownership of voting securities, by contract or otherwise; and the terms "controlling" and "controlled" have meanings correlative to the foregoing. A specified Person beneficially owning 30% or more of the voting power of the Voting Stock of a corporation will be presumed to control such corporation unless another Person beneficially owns more Voting Stock than such specified Person beneficially owns and such other Person has actual control. Notwithstanding the foregoing, the term Affiliate shall not include any Wholly Owned Subsidiary which is a Guarantor but shall include the Non-Recourse Subsidiary.

          "Asset Disposition" means any sale, lease, sublease, transfer, issuance or other disposition (or series of related sales, leases, subleases, transfers, issuances or dispositions) of shares of Capital Stock of the Company, any Subsidiary or the Non-Recourse Subsidiary (other than directors' qualifying shares and shares issuable in connection with the Warrants), property or other assets (each referred to for the purposes of this definition as a "disposition"), by the Company, any Subsidiary or the Non-Recourse subsidiary, including any disposition by means of a merger, consolidation, Sale-Leaseback or other similar transaction (other than (i) a disposition of inventory at not less than fair market value in the ordinary course of business, (ii) a disposition of obsolete assets in the ordinary course of business, (iii) a sale or issuance of Capital Stock of the Company which is not Exchangeable Stock, (iv) sales of individual assets in the ordinary course of business having a fair market value less than, and for consideration less than, $5,000, (v) any disposition of assets of the Non-Recourse Subsidiary not constituting, together with any related dispositions by the Non-Recourse Subsidiary, a sale of all or substantially all of the assets of the Non-Recourse Subsidiary, and (vi) any disposition to a Wholly Owned Subsidiary which is a Guarantor).

          "Attributable Indebtedness" in respect of a Sale-Leaseback Transaction means, as at the time of the Sale-Leaseback Transaction, the greater of (i) the fair value of the property subject to such arrangement (as determined in good faith by the Board of Directors) or (ii) the present value (discounted at the interest rate borne by the Notes, compounded annually) of the total obligations of the lessee for rental payments during the remaining term of the lease included in such arrangement (including any period for which such lease has been extended).

          "Average Life" means, as of the date of determination, with respect to any Indebtedness, the quotient obtained by dividing (i) the sum of the products of the numbers of years from the date of determination to the dates of each successive scheduled principal payment of such Indebtedness multiplied by the amount of such principal payment by (ii) the sum of all such principal payments.

          "Beneficial Owner" has the meaning ascribed thereto in Rules 13d-3 and 13d-5 promulgated by the Commission under the 1934 Act, except that a person shall be deemed to be the beneficial owner of all shares that such person has the right to acquire, whether such right is exercisable immediately or only after the passage of time; and the terms "beneficial ownership" and "beneficially owns" have meanings correlative to the foregoing.

          "Board of Directors" means the Board of Directors of the Company or any committee thereof duly authorized to act on behalf of such Board.

          "Capital Lease Obligations" of a Person means any obligation which is required to be classified and accounted for as a capital lease on the face of a balance sheet of such Person prepared in accordance with GAAP; the amount of such obligation shall be the capitalized amount thereof, determined in accordance with GAAP; and the stated maturity thereof shall be the date of the last payment of rent or any other amount due under such lease prior to the first date upon which such lease may be terminated by the lessee without payment of a penalty.

          "Capital Stock" in any Person means any and all shares, interests, participations or other equivalents in equity interest (however designated) in such Person and rights (other than debt securities convertible into an equity interest), warrants or options to acquire an equity interest in such Person.

          "Code" means the Internal Revenue Code of 1986, as from time to time amended.

          "Consolidated Fixed Charge Coverage Ratio" of the Company for any period means the ratio, on a pro forma basis, of (i) the sum of Consolidated Net Income, Consolidated Fixed Charges and Consolidated Tax Expense, plus depreciation, and without duplication, all amortization, in each case, for such period, of the Company and its subsidiaries (other than the Non-Recourse Subsidiary) on a consolidated basis, as determined in accordance with GAAP, to
(ii) Consolidated Fixed Charges; provided, that in calculating Consolidated Fixed Charges on a pro forma basis, an Indebtedness bearing a floating interest rate shall be computed as if the rate in effect on the date of computation has been the applicable rate for the entire period and the aggregate amount of available commitments under any revolving credit facility (excluding any letter of credit facility) of the Company or any Subsidiary will be deemed to be outstanding.

          "Consolidated Fixed Charges" of the Company means, for any period, the sum of: (i) the aggregate amount of interest which, in conformity with GAAP, would be set opposite the caption "interest expense" or any like caption on an income statement for the Company and its subsidiaries (other than the Non-Recourse Subsidiary) on a consolidated basis (including, without limitation, imputed interest included on Capital Lease Obligations, all commissions, discounts and other fees and charges owed with respect to letters of credit and bankers' acceptance financing, the net costs associated with any Interest Rate Agreement, foreign currency exchange agreement, option or futures contract or other similar agreement or arrangement relating to interest rates or foreign exchange rates); (ii) an amount equal to one-third of Consolidated Operating Lease Payments; and (iii) dividends on Preferred Stock of the Company or a Subsidiary held by Persons other than the Company or a Wholly Owned Subsidiary which is a Guarantor. For purposes of clause (iii) of the preceding sentence, dividends shall be deemed to be an amount equal to the actual dividends paid divided by one minus the applicable combined federal, state and local income tax rate of the Company (expressed as a decimal), on a consolidated basis, for the fiscal year immediately preceding the date of the transaction giving rise to the need to calculate Consolidated Fixed Charges.

          "Consolidated Net Income" means, for the Company for any period, the net income of the Company and its subsidiaries (other than, except as expressly provided below, the Non-Recourse Subsidiary) determined on a consolidated basis in accordance with GAAP; however, there will not be included in such Consolidated Net Income: (i) subject to clause (iv) below, any net income of the Non-Recourse Subsidiary or any Person which is not a Subsidiary, except that (A) the Company's equity in the net income of the Non-Resource Subsidiary or any such Person for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by the Non-Recourse Subsidiary (including as a result of sales by the Non-Recourse Subsidiary of Capital Stock pledged or delivered by borrowers who are franchisees of convenience stores of the Company or any Subsidiary) or any such Person during such period to the Company or a Guarantor as a dividend or other distribution (subject, in the case of a dividend or other distribution to a Guarantor, to the limitations contained in clause (iii) below) and (B) the Company's equity in a net loss of the Non-Recourse Subsidiary or any such Person for such period shall be included in determining such Consolidated Net Income, (ii) any net income (but not net loss) of any Person acquired by the Company or a Subsidiary in a pooling of interests transaction for any period prior to the date of such acquisition; (iii) any net income of any subsidiary if such Subsidiary is subject to restrictions, directly or indirectly, on the payment of dividends or the making of distributions by such Subsidiary, directly or indirectly, to the Company, except that (A) the Company's equity in the net income of any such Subsidiary for such period shall be included in such Consolidated Net Income up to the aggregate amount of cash actually distributed by such Subsidiary during such period to the Company or a Guarantor as a dividend or other distribution (subject, in the case of a dividend or other distribution to another Subsidiary, to the limitation contained in this clause) and (B) the Company's equity in a net loss of any such Subsidiary for such period shall be included in determining such Consolidated Net Income; (iv) any gain (but not loss) realized upon the sale or other disposition of any property, plant or equipment of the Company or its consolidated subsidiaries (including the Non-Recourse subsidiary and including pursuant to any Sale-Leaseback Transaction) which is not sold or otherwise disposed of in the ordinary course of business and any gain (but not loss) realized upon the sale or other disposition of any Capital Stock of any Person (except for sales by the Non-Recourse Subsidiary of Capital Stock pledged or delivered by borrowers who are franchisees of convenience stores of the Company or any Subsidiary up to the aggregate amount of cash actually distributed by the Non-Recourse Subsidiary during such period to the Company or a Guarantor as a dividend or other distribution); (v) any gains or losses from currency exchange transactions not in the ordinary course of business consistent with past practice; (vi) any gains (but not losses) attributable to any extraordinary items; (vii) all extraordinary expenses, including a result of the write-off of deferred loan costs in connection with the application of the proceeds from the sale of the Notes; (viii) the cumulative effect of a change in accounting principles; (ix) all non-recurring expenses up to $10,000,000 arising from the Nirenberg Transaction; and (x) expenses resulting from the write-off of goodwill and other intangible assets (as they are generally recognized under GAAP) in respect of the period commencing on December 1, 1995 and ending on February 3, 1996.

          "Consolidated Net Worth" of any Person means the total of the amounts shown on the balance sheet of such Person and its consolidated subsidiaries (including, with respect to the Company, the Non-Recourse Subsidiary), determined on a consolidated basis in accordance with GAAP, as of the end of the most recent fiscal quarter of such Person ending prior to the taking of any action for the purpose of which the determination is being made, as (i) the par or stated value of all outstanding Capital Stock of such Person plus (ii) paid-in capital or capital surplus relating to such Capital Stock plus (iii) any retained earnings or earned surplus less (A) any accumulated deficit, (B) any amounts attributable to redeemable stock (only to the extent such amounts shall be due prior to the final maturity of the Notes) and (C) any amounts attributable to Exchangeable Stock.

          "Consolidated Operating Lease Payments" means for any Reference
Period: (i) the aggregate amount of all rents paid or payable (net of sublease income) by the Company or any of its consolidated subsidiaries (other than the Non-Recourse Subsidiary) under all Operating Leases of the Company or any of its consolidated subsidiaries, all as determined in accordance with GAAP; (ii) less $2.5 million.

          "Consolidated Tax Expense" means, for the Company for any period, the provision (benefit) for taxes based on income and profits (or losses) of the Company and its subsidiaries (other than the Non-Recourse Subsidiary) on a consolidated basis to the extent such income or profits (or losses) were included in computing Consolidated Net Income of the Company for such period.

          "Credit Agreement" means the $30,000,000 Credit Agreement by and among the Company and Bank of Boston, Connecticut, dated April 24, 1996, providing for the availibility initially of up to $20 million of aggregate extensions of credit of which $15 million will be available for issuance of letters of credit, as such agreement may be amended, supplemented or otherwise modified from time to time and any agreement evidencing any refunding, replacement, refinancing or renewal, in whole or in part, of the Indebtedness permitted to be borrowed thereunder on the date of execution thereof.

          "Default" means any event or condition which is, or after notice or passage of time, or both, would be, an Event of Default.

          "Excess Proceeds" has the meaning set forth in "Certain Covenants-- Limitation on Sales of Assets."

          "Exchangeable Stock" means any Capital Stock which is exchangeable or convertible into another security (other than Capital Stock of the Company which is neither Exchangeable Stock nor redeemable stock).

          "Existing Indebtedness" means Indebtedness of the Company and each Subsidiary in existence on March 3, 1994.

          "FINOP" means Financial Opportunities, Inc., a Kentucky corporation, licensed as an SBIC by the SBA, all of the Capital stock of which is owned by the Company or a Wholly-Owned Subsidiary.

          "Fixed Assets" means assets of the Company, a Subsidiary or a Non-Recourse Subsidiary which are "fixed assets," as defined in accordance with GAAP.

          "Franchise Agreements" means franchise agreements entered into by the Company or any Subsidiary in the ordinary course of business in connection with the franchising of the Company's convenience retail stores.

          "GAAP" means generally accepted accounting principles set forth in the opinions and pronouncements of the Accounting Principles Board of the American Institute of Certified Public Accountants and statements and pronouncements of the Financial Accounting Standards Board or in such other statements by such other entity as may be approved by a significant segment of the accounting profession of the United States, which are applicable as of the date of determination; provided, however, that these definitions and all ratios and calculations contained in the covenants described under "Certain Covenants-- Limitation on Additional Indebtedness and New Operating Leases," "Certain Covenants--Limitation on Restricted Payments," "Certain Covenants--Limitation on Sale-Leaseback Transactions," and "Certain Covenants--Limitation on Sales of Assets" shall be determined in accordance with GAAP as in effect and applied by the Company on March 3, 1994, consistently applied.

          "Guarantee" means the guarantee by a Guarantor of the Company's obligations under the Notes.

          "Guarantor" means each Subsidiary executing a signature page to the Indenture on March 3, 1994 and December 1, 1995 and any Person who becomes a Guarantor as provided in the covenant described under "Certain Covenants-- Additional Guarantors," and any of their respective successors or assigns.

          "Guarantor Senior Indebtedness" means all Indebtedness of the specified Guarantor under: (i) its guarantee of the Company's obligations under the Credit Agreement; and (ii) all additional Indebtedness that is permitted to be incurred by such Guarantor under the Indenture that is not by its terms subordinated to or pari passu with the obligations of such Guarantor under its Guarantee (it being understood that Indebtedness permitted to be incurred by such Guarantor under the Indenture that is not by its terms subordinated to or pari passu with the obligations of such Guarantor under its Guarantee shall not in any event constitute Guarantor Senior Indebtedness if such Indebtedness is subordinated by its terms to any other Indebtedness that constitutes Guarantor Senior Indebtedness). Notwithstanding anything to the contrary in the foregoing, Guarantor Senior Indebtedness shall not include (x) any liability of such Guarantor for state, local or other taxes, (y) any Indebtedness between or among such Guarantor, the Company, any other Subsidiary or the Non-Recourse Subsidiary or (z) any Indebtedness of such Guarantor incurred for the purchase of goods or materials or for services obtained in the ordinary course of business. (Section 11.2)

          "Guarantor Subordinated Indebtedness" means, with respect to a specified Guarantor, any Indebtedness of such Guarantor (whether outstanding on March 3, 1994 or thereafter Incurred) which is subordinate or junior in right of payment to the Guarantee of such Guarantor.

          "Incurrence" means the incurrence, creation, assumption, issuance, guarantee of the payment of, or in any other manner becoming liable with respect to, the payment of, any Indebtedness. "Incur" and "Incurred" shall have a comparable meaning.

          "Indebtedness" means, with respect to any Person without duplication,
(i) the principal of and premium (if any) in respect of (A) indebtedness of such Person for money borrowed and (B) indebtedness evidenced by notes, debentures, bonds or other similar instruments (including purchase money obligations) for payment of which such Person is responsible or liable; (ii) all Capital Lease Obligations of such Person; (iii) all obligations of such Person issued or assumed as the deferred purchase price of property, all conditional sale obligations of such Person and all obligations of such Person under any title retention agreement (but excluding trade accounts payable arising in the ordinary course of business); (iv) all obligations of such Person for the reimbursement of any obligor on any letter of credit, banker's acceptance, note purchase facility or similar credit transaction (other than obligations with respect to letters of credit securing obligations (other than obligations described in (i) through (iii) above) entered into in the ordinary course of business of such Person to the extent such letters of credit are not drawn upon or, if and to the extent drawn upon, such drawing is reimbursed no later than the third business day following receipt by such Person of a demand for reimbursement following payment on the letter of credit); (v) all obligations of the type referred to in clauses (i) through (iv) of other Persons and all dividends of other Persons for the payment of which, in either case, such Person is responsible or liable as obligor, guarantor or otherwise; (vi) all obligations of the type referred to in clauses (i) through (v) of other Persons secured by any Lien on any property or asset of such Person (whether or not such obligation is assumed by such Person), the amount of such obligation being deemed to be the lesser of the value of such property or assets or the amount of the obligation so secured (vii) redeemable stock of such Person; and (viii) with respect to the Company or any Subsidiary, Preferred Stock of any Subsidiary (other than Preferred Stock held by the company or any Wholly Owned Subsidiary which is a Guarantor); provided, however, that Indebtedness will not include endorsements of negotiable instruments for collection in the ordinary course of business.

          "Interest Rate Agreement" of any Person means by arrangement with any other Person whereby, directly or indirectly, such Person is entitled to receive from time to time periodic payments calculated by applying either a floating or fixed rate of interest on a notional amount in exchange for periodic payments made by such Person calculated by applying a fixed or floating rate of interest on the same notional amount and shall include, without limitation, any interest rate swap agreement, interest rate cap, floor or collar agreement, option or futures contract or other similar agreements.

          "Investment" means, as to any investing Person, any direct or indirect advance, loan (other than extensions of trade credit on commercially reasonable terms in the ordinary course of business that are recorded as accounts receivable on the balance sheet of such Person or any of its Subsidiaries in accordance with GAAP) or other extension of credit, guarantee or capital contribution to, or any acquisition by such Person of any Capital Stock, bonds, notes, debentures or other securities or evidences of Indebtedness issued by any other Person. In determining the amount of any Investment involving a transfer of property, such property shall be valued at its fair market value at the time of such transfer, and such fair market value shall be determined in good faith by the Board of Directors of the investing Person, whose determination in such regard shall be conclusive.

          "Lien" means any mortgage, lien, pledge, charge, security interest or encumbrance of any kind, whether or not filed, recorded or otherwise perfected under applicable law (including any Capital Lease Obligations in the nature thereof, any conditional sale or other title retention agreement, any lease in the nature thereof, any option or other agreement to sell or give any security interest in and any filing or other agreement to give any financing statement under the Uniform Commercial Code (or equivalent statutes) of any jurisdiction).

          "Net Available Cash Proceeds" from an Asset Disposition means cash payments received (including any cash payments received by way of deferred payment of principal pursuant to a note or installment receivable or otherwise, but only as and when received, but excluding any other consideration received in the form of assumption by the acquiring Person of Indebtedness or other obligations relating to such properties or assets or received in any other noncash form) therefrom, in each case net of all legal, title and recording tax expenses, commissions and other fees and expenses incurred, and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of such Asset Disposition, and in each case net of all payments made on any Indebtedness which is secured by any assets subject to such Asset Disposition, in accordance with the terms of any Lien upon or other security agreement of any kind with respect to such assets, or which must by its terms, or in order to obtain a necessary consent to such Asset Disposition, or by applicable law, be repaid out of the proceeds from such Asset Disposition, and net of all distributions and other payments required to be made to minority interest holders in Subsidiaries or joint ventures as a result of such Asset Disposition.

          "Net Proceeds" means, with respect to a specified transaction, total cash proceeds net of all customary legal expenses, commissions and other fees and expenses incurred and all Federal, state, provincial, foreign and local taxes required to be accrued as a liability under GAAP, as a consequence of, and in connection with, such transaction.

          "New Operating Leases" means Operating Leases entered into by the Company or any of its consolidated subsidiaries (other than the Non-Recourse Subsidiary) following March 3, 1994 for the purpose of leasing real property, gasoline equipment or other equipment in connection with the operation of real convenience stores not owned, operated or franchised by the Company or any of its consolidated subsidiaries on or prior to March 3, 1994; provided, however, that the term New Operating Leases shall not be deemed to include Acquired Operating Leases.

          "Nirenberg Transaction" means the purchase by the Company, pursuant to and upon the terms set forth in that certain agreement, dated as of October 30, 1995, by and among Charles Nirenberg ("Nirenberg"), FCN Properties Corporation ("FCN"), The Nirenberg Foundation (the "Foundation") and the Company, as amended, of (i) all right, title and interest in and to the limited partner interests of Nirenberg and the Foundation in DM Associates; (ii) all right, title and interest in and ownership by FCN of the 9% Secured Promissory Note, dated March 12, 1992 (the "CDA Note"), in the principal amount of $7,100,000 made by DM Associates in favor of the Connecticut Development Authority (the "CDA") and subsequently assigned by the CDA to FCN on or about September 30, 1994, and FCN's right, title and interest in 1,220,000 shares of the Class B Common Stock of the Company pledged by DM Associates as security for the payment of the CDA Note pursuant to a Stock Pledge Agreement, dated March 12, 1992 (the "CDA Pledge Agreement"), between DM Associates and CDA, and subsequently assigned by CDA to FCN on or about September 30, 1994 and all of FCN's rights pursuant to the CDA Pledge Agreement and any other agreement executed by DM Associates in favor of the CDA in connection with the CDA Note and/or the loan evidenced thereby; (iii) all right, title and interest of Nirenberg, FCN and the Foundation pursuant to the agreements, instruments and letters dated January 25, 1995 and entered into by such parties with the Company and/or the other limited partners of DM Associates and the other general partners of New DM Management Associates I, a Connecticut general partnership, and new DM Management Associates II, a Connecticut general partnership, in connection with the reconstitution of DM Associates and its general partners; and (iv) the issuance by the Company of the Series B Notes and the performance of its other obligations pursuant to those certain Note and Warrant Purchase Agreements, dated of even date herewith, among the Company, the Persons listed in the Schedule of Purchasers thereto.

          "Non-Convertible Capital Stock" means, with respect to any corporation, any nonconvertible Capital Stock of such corporation and any Capital Stock of such corporation convertible solely into nonconvertible common stock of such corporation which is not redeemable stock or Exchangeable Stock; provided, however, that Non-Convertible Capital Stock does not include any redeemable stock or Exchangeable Stock.

          "Non-Recourse Subsidiary" means FINOP, provided that:

               (a) no portion of FINOP's Indebtedness or any of its other obligations (contingent or otherwise), (i) is guaranteed by the Company or any Subsidiary, (ii) is recourse to or obligates the Company or any Subsidiary in any way or (iii) subjects any property or asset of the Company or any Subsidiary, directly or indirectly, contingently or otherwise, to satisfaction thereof;

               (b) neither the Company nor any Subsidiary has any contract, agreement, arrangement, understanding with FINOP or is subject to an obligation of any kind, written or oral, other than on terms no less favorable to the Company or such Subsidiary than those that might be obtained at the time from Persons who are not Affiliates of the Company;

               (c) neither the Company nor any Subsidiary has any obligation (i) to subscribe for additional shares of Capital Stock or other equity interests of FINOP or (ii) to maintain or preserve FINOP's financial condition or to cause FINOP to achieve certain levels of operating results;

               (d) FINOP continues to be an SBIC, regulated and licensed as such by the SBA, and performs no activities or engages in no business other than as an SBIC;

               (e) FINOP maintains a bank account or accounts separate from those of the Company and each Subsidiary and does not otherwise commingle its funds or any other properties or assets with those of the Company or any Subsidiary;

               (f) from and after June 1, 1994, the Board of Directors of FINOP contains at least one independent director who is not an officer, director, employee, shareholder (other than a shareholder owning less than 1% of the outstanding Capital Stock of any class of the Company's or any Subsidiary's Capital Stock) or Affiliate of the Company or any Subsidiary; and

               (g) the sum of Indebtedness and aggregate liquidation preference of Preferred Stock of FINOP does not exceed $20 million, unless at the time of the Incurrence of additional Indebtedness or the issuance of Preferred Stock by FINOP, the Consolidated Fixed Charge Coverage Ratio for the Company is equal to or greater than 2.0 to 1.0.

          At the time FINOP ceases to meet any of the requirements set forth for characterization as the Non-Recourse Subsidiary, FINOP shall be deemed to be a Subsidiary for all purposes of the Indenture if, at such time, it is properly characterized as such in accordance with the definition of "Subsidiary" set forth below.

          "Officer" means, with respect to any corporation, the Chairman of the Board, the Chief Executive Officer, the President, any Vice President, the Treasurer or the Secretary of such corporation.

          "Officers' Certificate" means a written certificate containing the information specified by the Indenture, signed in the name of the Company, any Guarantor or other obligor on the Notes, as the case may be, by any two of its Officers, and delivered to the Trustee.

          "Operating Lease" shall mean, as applied to any Person, any lease with respect to which such Person is the lessee (including, without limitation, leases which may be terminated by the lessee at any time) of any property (whether real, personal or mixed) which is not a lease which is required to be classified and accounted for as a capital lease on the face of the balance sheet of such Person prepared in accordance with GAAP.

          "Opinion of Counsel" means a written opinion containing information specified by the Indenture rendered by legal counsel who is reasonably acceptable to the Trustee.

          "Permitted Indebtedness" means (i) Indebtedness incurred by the Company under the Credit Agreement as in effect on March 3, 1994, provided that such amount shall be permanently reduced by (x) the amount of any revolving loan commitment reductions from time to time effected under the Credit Agreement, and
(y) the amount of any prepayments of such Indebtedness which is not reborrowed and invested as described in the first proviso under "Limitation on Sales of Assets," and provided further that the aggregate amount of all Indebtedness permitted to be outstanding thereunder at any one time shall not exceed $30.0 million; (ii) guarantees by Subsidiaries of the Company's Indebtedness referred to in clause (i) of this paragraph; (iii) Existing Indebtedness and Indebtedness represented by the Notes; (iv) Indebtedness issued to repay, refund or refinance Indebtedness of the Company or any Subsidiary permitted under clauses (i), (ii) and (iii) of this paragraph (such Indebtedness being referred to herein as "Refinancing Indebtedness"), provided such Refinancing Indebtedness (a) does not exceed the principal or accredited amount of, (b) ranks in right of payment to the Notes no more than to the same extent as, (c) has an Average Life and Stated Maturity equal to, or greater than, and (d) shall not provide for any mandatory redemption, amortization or sinking fund requirements in an amount greater than or at a time prior to the amounts and times specified with respect to, the Indebtedness so repaid, refunded or refinanced; (v) intercompany Indebtedness permitted by the covenant described under "Limitation on Restricted Payments";
(vi) Indebtedness under Interest Rate Agreements; (vii) guarantees by the Company or any Wholly Owned Subsidiary which is a Guarantor of loans (other than loans made by the Non-Recourse Subsidiary) in the ordinary course of business to franchisees of the Company's or any Subsidiary's convenience retail stores for the purpose of financing costs of equipment, leasehold improvements and/or inventory for such stores pursuant to a Franchise Agreement, provided that the aggregate liability in respect of all such Indebtedness shall not exceed $5.0 million at any one time under this clause (vii); (viii) Capitalized Lease Obligations of the Company or any Subsidiary for the purpose of purchasing or financing personal computers, equipment, software, supplies and/or other assets necessary for the operation of the Company's POS System, provided that the aggregate liability in respect of all such Indebtedness shall not exceed $6.0 million at any time; (ix) Indebtedness incurred by FINOP at a time when it satisfied the definition of Non-Recourse Subsidiary; (x) Indebtedness not otherwise permitted in an aggregate principal amount not in excess of $7.5 million at any one time outstanding; or (xi) Indebtedness corresponding to the issuance of the Series B Notes.

          "Permitted Investments" means: (a) certificates of deposit with a maturity of one year or less issued by U.S. commercial banks having capital and surplus in excess of $100.0 million; (b) commercial paper with a minimum rating of Al and/or PI by Standard & Poor's Corporation and/or Moody's Investors Service, Inc., respectively; (c) direct obligations of the United States or of a United States agency with a maturity of one year or less; and (d) shares of money market mutual or similar funds having assets in excess of $100.0 million.

          "Permitted Liens" means with respect to any Person, (i) pledges or deposits by such Person under workmen's compensation laws, unemployment insurance laws or similar legislation, or good faith deposits in connection with bids, tenders, contracts (other than for the payment of Indebtedness), utility services or leases to which such Person is a party, or deposits to secure public regulatory or statutory obligations of such Person or deposits of cash or U.S. Government Obligations to secure surety or appeal bonds to which such Person is a party, or deposits as security for contested taxes or import duties or for the payment of rent and incurred in the ordinary course of such Person's business,
(ii) Liens arising by operation of law, such as carriers', warehousemen's mechanics' and bankers' Liens and, in each case, incurred in the ordinary course of such Person's business and with respect to amounts not yet due or being contested in good faith by appropriate legal proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made, (iii) Liens arising out of judgments or awards against such Person not giving rise to an Event of Default with respect to which such Person shall then be diligently prosecuting appeal or other proceedings for review, (iv) Liens for taxes not yet subject to penalties for non-payment or which are being contested in good faith and by appropriate proceedings promptly instituted and diligently conducted and for which a reserve or other appropriate provision, if any, as shall be required in conformity with GAAP shall have been made; (v) Liens in favor of issuers of surety bonds or letters of credit (other than to satisfy any judgment or judgments) issued pursuant to the request of and for the account of such Person in the ordinary course of its business and, (vi) minor survey exceptions, minor encumbrances, easements or reservations of, or rights of others for, rights-of-way, sewers, electric lines, telegraph and telephone lines and other similar purposes, or zoning or other restrictions as to the use of real properties or Liens which are incidental to the conduct of the business of such Person or to the ownership of its properties and which were incurred in the ordinary course of such Person's business and not in connection with Indebtedness or other extensions of credit and which do not in the aggregate materially adversely affect the value of the aforementioned properties or materially impair their use in the operation of the business of such Person.

          "Person" means any individual, corporation, partnership, joint venture, association, joint-stock company, trust, unincorporated organization, government or any agency or political subdivision thereof or any other entity.

          "POS System" means the automated reporting system to be installed by the Company in certain of its retail convenience stores for the purpose of entering into a central data system maintained by the Company certain information with respect to such stores through the use of personal computers, equipment, software, supplies and/or other assets located at such stores.

          "Preferred Stock" as applied to the Capital Stock of any corporation, means Capital Stock of any class or classes (however designated) which is preferred, as to the payment of dividends or as to the distribution of assets upon any voluntary or involuntary liquidation or dissolution of such corporation, over shares of Capital Stock of any other class of such corporation.

          "Public Equity Offering" means an underwritten public offering of common stock of the Company (other than redeemable stock or Exchangeable Stock), pursuant to an effective registration statement filed pursuant to the 1933 Act.

          "Reference Period" means, with respect to any computation of the Consolidated Fixed Charge Coverage Ratio, the most recent four fiscal quarters of the Company for which internal financial statements of the Company are available prior to the date of determination of the Consolidated Fixed Charge Coverage Ratio.

          "Registrar" means the Person designated by the Company to register Notes and transfers of Notes as provided in the Indenture.

          "Sale-Leaseback Transaction" means any arrangement relating to property now owned or hereafter acquired whereby the Company or a Subsidiary transfers such property to a Person and leases it back from such Person.

          "SBA" means Small Business Administration or any successor thereto established by the Small Business Act, as amended (15 U.S.C., Section 633), or any successor statute to carry out the policies of that Act.

          "SBIC" means a small business investment company approved by the SBA to operate under the provisions of the Small Business Investment Act of 1958, as amended (15 U.S.C., Section 662), or any successor statute and issued a license as provided in Section 681 of that Act.

          "Senior Indebtedness" means all Indebtedness of the Company under: (i) the Credit Agreement as in effect on the Issue Date; and (ii) all additional Indebtedness that is permitted under the Indenture that is not by its terms subordinated to or pari passu with the Notes (it being understood that Indebtedness permitted under the Indenture that is not by its terms subordinated to or pari passu with the Notes shall not in any event constitute Senior Indebtedness if such Indebtedness is subordinated by its terms to any other Indebtedness that constitutes Senior Indebtedness). Notwithstanding anything to the contrary in the foregoing, Senior Indebtedness shall not include (w) the Notes, (x) any liability of the Company, any Subsidiary or the Non-Recourse Subsidiary for state, local or other taxes, (y) any Indebtedness between or among the Company, any Subsidiary or the Non-Recourse Subsidiary, or (z) any Indebtedness of the Company, any Subsidiary or the Non-Recourse Subsidiary incurred for the purchase of goods or materials or for services obtained in the ordinary course of business (other than Indebtedness incurred under any revolving credit facility under the Credit Agreement for such purpose).

          "Stated Maturity" means, with respect to any security, the date specified in such security as the fixed date on which the principal of such security is due and payable, including pursuant to any mandatory redemption provision.

          "Subordinated Indebtedness" means any Indebtedness of the Company (whether outstanding on March 3, 1994 or thereafter Incurred) which is subordinated or junior in right of payment to the Notes.

          "Subsidiary" means any corporation, association, partnership or other business entity of which more than 50% of the total voting power of shares of Capital Stock or other interest (including partnership interests) entitled (without regard to the occurrence of any contingency) to vote in the election of directors, managers or trustees thereof is at the time owned or controlled, directly or indirectly, by (i) the Company, (ii) the Company and one or more Subsidiaries, or (vi) one or more Subsidiaries. Notwithstanding the foregoing, the Non-Recourse Subsidiary shall not be deemed to be a Subsidiary.

          "U.S. Government Obligations" means, with respect to the securities of any series, securities which are (i) direct obligations of the United States of America or (ii) obligations of a Person controlled or supervised by and acting as an agency or instrumentally of the United States of America the payment of which is unconditionally guaranteed by the United States of America and which, in either case, are full faith and credit obligations of the United States of America and are not callable or redeemable at the option of the issuer thereof and shall also include a depository receipt issued by a bank (as defined in Section 3(a)(2) of the 1993 Act as custodian with respect to any such Government Obligation or a specific payment of interest on or principal of any such Government Obligations held by such custodian for the account of the holder of such depository receipt; provided that (except as required by law) such custodian is not authorized to make any deduction from the amount payable to the holder of such depository receipt from any amount received by the custodian in respect of the Government Obligation or the specific payment of interest on or principal of the Government Obligation evidenced by such depository receipt.

          "Voting Stock" means, with respect to any Person, securities of any class or classes of Capital Stock in such Person entitling the holders thereof, under ordinary circumstances and in the absence of contingencies, to vote in elections of directors.

          "Wholly Owned Subsidiary" of a Person means any Subsidiary of such Person 100% of the total Voting Stock of which (other than directors' qualifying shares) is owned by such Person and/or one or more Wholly Owned Subsidiaries of such Person.

                             CERTAIN LEGAL MATTERS

          The validity of the Series B Notes offered hereby is being passed upon for the Company by Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., Boston, Massachusetts.


                                    EXPERTS

          The Consolidated Financial Statements and schedules of the Company for each of the three years in the period ended February 3, 1996, incorporated by reference into this Prospectus, have been audited by Arthur Andersen LLP, Independent Public Accountants, as indicated in their reports with respect thereto, and are included herein in reliance upon the authority of said firm as experts in giving said reports.



                      DOCUMENTS INCORPORATED BY REFERENCE

          The following documents filed by the Company with the Commission are incorporated herein by reference:

          (a) The Company's Annual Report on Form 10-K for the fiscal year ended February 3, 1996.

          Any statement contained in a document incorporated by reference herein shall be deemed to be modified or superseded for purposes of this Prospectus to the extent that a statement contained herein modifies or supersedes such statement. Any statement modified or superseded shall not be deemed, except as modified or superseded, to constitute part of this Prospectus.

          This Prospectus is accompanied by the Company's Form 10-K for the fiscal year ended February 3, 1996. The Company will provide to each person to whom this Prospectus is delivered upon written or oral request of such person, a copy of the documents incorporated by reference into this Prospectus (not including exhibits to such documents unless the exhibits are specifically incorporated by reference into the documents which this Prospectus incorporates). Requests for such documents should be directed to the Company at Dairy Mart Convenience Stores, Inc., One Vision Drive, Enfield, Connecticut 06082; Attention: Investor Relations, telephone number (860) 741-4444.

================================================================================
          No dealer, salesperson or other person has been authorized to give any information or to make any representations other than those contained in this Prospectus, and, if given or made, such information or representations must not be relied upon as having been authorized by the Company or any Underwriter.
This Prospectus does not constitute an offer to sell or a solicitation of an offer to buy to any person in any jurisdiction in which such offer or solicitation would be unlawful. Neither the delivery of this Prospectus nor any offer or sale hereunder shall, under any circumstances, create any implication that there has been no change in the affairs of the Company or that the information contained herein is correct as of any date subsequent to the date hereof.



                           ________________________

                               TABLE OF CONTENTS

                                                                 Page
                                                                 ----


Available Information.........................................     2
Risk Factors..................................................     3
The Company...................................................     6
Ratio of Earnings to Fixed Charges............................     7
Selling Noteholders...........................................     7
Plan of Distribution..........................................     8
Description of the Series B Notes.............................     8
Certain Legal Matters.........................................    32
Experts.......................................................    32
Documents Incorporated by Reference...........................    32



================================================================================

================================================================================





                            DIARY MART CONVENIENCE
                                 STORES, INC.



                                  $13,500,000
                               PRINCIPAL AMOUNT
                          10 1/4% SENIOR SUBORDINATED
                            NOTE DUE 2004, SERIES B


                              ___________________

                              P R O S P E C T U S
                              ___________________



                               __________________

                                 ________, 1996


================================================================================

               PART II.  INFORMATION NOT REQUIRED IN PROSPECTUS
                         --------------------------------------


ITEM 14.  OTHER EXPENSES OF ISSUANCE AND DISTRIBUTION

          The following expenses incurred in connection with the sale of the securities being registered will be borne by Dairy Mart Convenience Stores, Inc. (the "Registrant"). Other than the registration fee, the amounts stated are estimates.

               Registration Fee                                $  4,655.00
               Legal Fees and Expenses                           25,000.00
               Accounting Fees and Expenses                      10,000.00
               Miscellaneous                                      2,000.00
                                                                 _________
               TOTAL                                           $ 41,655.00
                                                                 =========

          No portion of the above-listed fees will be borne by the Selling Noteholders. In connection with the sale of the securities being registered, the Selling Noteholders will pay underwriting discounts and selling commissions, if any, and the fees of additional legal counsel, if any, for the Selling Noteholders.

ITEM 15.  INDEMNIFICATION OF OFFICERS AND DIRECTORS

          Section 145 of the General Corporation Law of the State of Delaware ("DGCL") provides that a corporation has the power to indemnify its officers and directors against the expenses, including attorney's fees, judgments, fines or settlement amounts, actually and reasonably incurred by them in connection with the defense of any action by reason of being or have been directors or officers, if such person shall have acted in good faith and in a manner reasonably believed to be in or not opposed to the best interests of the corporation, except that if such action shall be in the right of the corporation, no such indemnification shall be provided as to any claim, issue or matter as to which such person shall have been judged to have been liable to the corporation unless and to the extent that the Court of Chancery of the State of Delaware, or another court in which the suit was brought, shall determine upon application that, in view of all of the circumstances of the case, such person is fairly and reasonably entitled to indemnity. The Registrant's certificate of incorporation provides for indemnification of its directors and officers to the fullest extent permitted by the DGCL.

          As permitted by Section 102 of the DGCL, the Registrant's certificate of incorporation provides that no director shall be liable to the Registrant or its stockholders for monetary damages for breach of fiduciary duty as a director other than: (i) for breaches of the director's duty of loyalty to the Registrant or its stockholders; (ii) for acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law; (iii) for the unlawful payment of dividends or unlawful stock purchases or redemptions under
Section 174 of the DGCL; and (iv) for any transaction from which the director derived an improper personal benefit.

          The Registrant has purchased a liability insurance policy which insures: (i) the Registrant, under certain circumstances, in the event it indemnifies a director or officer of the Registrant or the subsidiary pursuant to the foregoing provisions of the certificate of incorporation or by-laws of the Registrant or otherwise; and (ii) directors and officers, under certain circumstances, against liability and costs (including the cost of defending any action) incurred by directors or officers in their capacity as such.

          In addition, the Registration Rights Agreement, dated December 1, 1995, filed as Exhibit 10.4 to the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995, incorporated herein by reference, provides for indemnification by the Registrant of the Selling Noteholders against certain liabilities under the 1933 Act, the 1934 Act, state securities laws or otherwise, and provides for indemnification by the Selling

Noteholders of the Registrant and its directors, its officers and certain control persons against certain liabilities under the 1933 Act, the 1934 Act, state securities laws, or otherwise.

ITEM 16.  EXHIBITS.

Exhibit
Number         Description
- -------        -----------
4.1            Amended and Restated Indenture, dated as of December 1, 1995, by and among the Registrant, Certain Subsidiaries of the Registrant,
               as Guarantors, and First Bank National Association, as Trustee.
               Incorporated herein by reference to Exhibit 4.1 of the
               Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 25, 1995.

5/*/ Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered

12             Statement Regarding Computation of Ratios

23.1           Consent of Arthur Andersen LLP

23.2           Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo,
               P.C. (see Exhibit 5)

24**           Power of Attorney

99.1 Note Purchase Agreement, dated as of December 1, 1995, between the Registrant and the Purchasers Listed in the Schedule of Purchasers therein, relating to 10-1/4% Senior Subordinated Notes
               (Series B) due March 15, 2004. Incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 25, 1995.

99.2 Registration Rights Agreement, dated December 1, 1995, by and among the Registrant and the Holders of (iii) 10-1/4% Senior
               Subordinated Notes (Series B) of the Registrant, due March 15,
               2004, and (iv) Warrants to Purchase 1,715,000 shares of Class A
               Common Stock par value $.01 per share, of the Registrant.
               Incorporated herein by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-Q for the fiscal quarter ended October 28, 1995.

_______________________________
/*/ To be filed by amendment.

**  Previously filed

ITEM 17.  UNDERTAKINGS.

          A.   Rule 415 Offering
               -----------------

          The Registrant hereby undertakes:

          (1) To file, during any period in which offers or sales are being made, a post-effective amendment to this Registration Statement:

               (i) To include any prospectus required by Section 10(a)(3) of the 1933 Act;

               (ii) To reflect in the prospectus any facts or events arising after the effective date of this Registration Statement (or the most recent post-effective amendment thereof) which, individually or in the aggregate, represent a fundamental change in the information set forth in this Registration Statement. Notwithstanding the foregoing, any increase or decrease in volume of securities offered (if the total dollar value of securities offered would not exceed that which was registered) and any deviation from the low or high end of the estimated maximum offering range may be reflected in the form of prospectus filed with the Commission pursuant to Rule 424(b) if, in the aggregate, the changes in volume and price represent no more than a 20% change in the maximum aggregate offering price set forth in the "Calculation of Registration Fee" table in the effective registration statement.

               (iii) To include any material information with respect to the plan of distribution not previously disclosed in this Registration Statement or any material change to such information in this Registration Statement;

               PROVIDED, HOWEVER, that paragraphs (1)(i) and (1)(ii) do not apply if this Registration Statement is on Form S-3 or Form S-8, and the information required to be included in a post-effective amendment by those paragraphs is contained in periodic reports filed by the Registrant pursuant to
Section 13 or Section 15(d) of the 1934 Act that are incorporated by reference in this Registration Statement.

          (2) That, for the purpose of determining any liability under the 1933 Act, each such post-effective amendment shall be deemed to be a new registration statement relating to the securities offered therein, and the offering of such securities at that time shall be deemed to be the initial bona fide offering thereof.

          (3) To remove from registration by means of a post-effective amendment any of the securities being registered which remain unsold at the termination of the offering.



          B.  Request for Acceleration of Effective Date or Filing of
              -------------------------------------------------------
              Registration Statement on Form S-8
              ----------------------------------

          Insofar as indemnification for liabilities arising under the 1933 Act may be permitted to directors, officers and controlling persons of the Registrant pursuant to the foregoing provisions, or otherwise, the Registrant has been advised that in the opinion of the Commission such indemnification is against public policy as expressed in the 1933 Act and is, therefore, unenforceable. In the event that a claim for indemnification against such liabilities (other than the payment by the Registrant of expenses incurred or paid by a director, officer or controlling person of the Registrant in the successful defense of any action, suit or proceeding) is asserted by such director, officer or controlling person in connection with the securities being registered, the Registrant will, unless in the opinion of its counsel the matter has been settled by controlling precedent, submit to a court of appropriate jurisdiction the question whether such indemnification by it is against public policy as expressed in the 1933 Act and will be governed by the final adjudication of such issue.

                                  SIGNATURES
                                  ----------

          Pursuant to the requirements of the Securities Act of 1933, as amended, the Registrant certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form S-2 and has duly caused this Registration Statement to be signed on its behalf by the undersigned, thereunto duly authorized, in Enfield, Connecticut, on May __, 1996.

                                      DAIRY MART CONVENIENCE STORES, INC.


                                      By:/s/ Robert B. Stein, Jr.
                                         ---------------------------------------
                                         Robert B. Stein, Jr.
                                         President, Chief Executive Officer
                                          and Chairman of the Board



          Pursuant to the requirements of the Securities Act of 1933, as amended, this Registration Statement has been signed by the following persons in the capacities and on the dates indicated.

Signatures                     Title                          Date
- ----------                     -----                          ----
/s/ Robert B. Stein, Jr.       President, Chief Executive     May __, 1996
- ---------------------------     Officer and Chairman of
Robert B. Stein, Jr.            the Board
                                (principal executive officer)


/s/ Robert B. Stein, Jr.       Executive Vice President,      May __, 1996
- ---------------------------     Chief Financial Officer,
Gregory G. Landry, signed       Chief Accounting Officer
pursuant to power of attorney   and Director
                                 (principal financial and
                                 accounting officer)


/s/ Robert B. Stein, Jr.       Director                       May __, 1996
- ---------------------------
Frank W. Barrett, signed
pursuant to power of attorney

/s/ Robert B. Stein, Jr.            Director                  May __, 1996
- ------------------------------
J. Kermit Birchfield, Jr., signed
pursuant to power of attorney


/s/ Robert B. Stein, Jr.            Director                  May __, 1996
- ------------------------------
John W. Everets, Jr., signed
pursuant to power of attorney


/s/ Robert B. Stein, Jr.            Director                  May __, 1996
- -----------------------------
Thomas W. Janes, signed
pursuant to power of attorney


/s/ Robert B. Stein Jr.             Director                  May __, 1996
- ----------------------------
Truby G. Proctor, Jr., signed
pursuant to power of attorney

                      DAIRY MART CONVENIENCE STORES, INC.
                      -----------------------------------


                         INDEX TO EXHIBITS FILED WITH
                        FORM S-2 REGISTRATION STATEMENT

Exhibit                                                                                                       Sequential
Number                                                Description                                             Page No.
- --------                                              -----------                                             --------
4.1                 Amended and Restated Indenture, dated as of December 1, 1995, by and among the Registrant, Certain Subsidiaries of the Registrant, as Guarantors, and
                    First Bank National Association, as Trustee. Incorporated herein by reference to Exhibit 4.1 of the Registrant's Quarterly Report on Form 10-Q
                    for the fiscal quarter ended October 25, 1995.

5/*/                Opinion of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C., with respect to the legality of the securities being registered

12                  Statement Regarding Computation of Ratios

23.1                Consent of Arthur Andersen LLP

23.2                Consent of Mintz, Levin, Cohn, Ferris, Glovsky and Popeo, P.C. (see Exhibit 5)

24**                Power of Attorney

99.1                Note Purchase Agreement, dated as of December 1, 1995, between the Registrant and the Purchasers Listed in the Schedule of Purchasers therein, relating to 10-1/4%
                    Senior Subordinated Notes (Series B) due March 15, 2004.  Incorporated herein by reference to Exhibit 10.1 of the Registrant's Quarterly Report on Form 10-Q for the
                    fiscal quarter ended October 25, 1995.

99.2                Registration Rights Agreement, dated December 1, 1995, by and among the
                    Registrant and the Holders of (iii) 10-1/4% Senior Subordinated Notes (Series B) of
                    the Registrant, due March 15, 2004, and (iv) Warrants to Purchase 1,715,000 shares of Class A Common Stock par value $.01 per share, of the Registrant.  Incorporated herein by reference to Exhibit 10.4 of the Registrant's Quarterly Report on Form 10-
                    Q for the fiscal quarter ended October 28, 1995.

___________________________________
/*/ To be filed by amendment.

**  Previously filed.

                                     II-7